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UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of ___________________________________________________________________January 2004

DESERT SUN MINING CORP.

(Name of Registrant)

65 Queen Street West, Suite 810, P.O. Box 67, Toronto ,Ontario, Canada  M5H 2M5

Executive Offices

1.  Press Releases: 1/21/2004

2.  Renewal Annual Information Form

3.  BC Form 51-901F, Schedules A, B and C for the period ended November 30, 2003

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.                       Form 20-F xxx   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                            ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):                            ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

                                                            Yes ___     No xxx

SEC 1815 (11-2002)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DESERT SUN MINING CORP.

 65 Queen Street West, Suite 810, PO Box 67, Toronto, Ontario, M5H 2M5                                                                        Tel: 416-861-0341      Fax: 416-861-8165

 www.desertsunmining.com

Press Release      02 – 2004

For Further Information Contact:

John Carlesso

TORONTO STOCK EXCHANGE

Vice President, Corporate Development

SYMBOL: DSM

1-416-861-5881

1-866-477-0077

January 21, 2004

DESERT SUN DRILLING PROGRAM INTERSECTS MAJOR NEW ZONE AT CANAVIEIRAS

DESERT SUN MINING CORP. (TSX: DSM) reports positive results from the first underground drill hole at Canavieiras. The former Canavieiras mine is located 3 km north of the processing plant and is located in a block bounded by faults that is approximately 1.2 km long and 400 metres wide.  In contrast to the main conglomerate trend, Canavieiras is characterized by moderate folding resulting in structural upgrading of gold mineralization in the reefs.  Past production, primarily from the Piritoso and Liberino reefs, in the Canavieiras Mine totaled 458,247 tonnes at a grade of 8.65 g Au/t.  DSM work has focused on evaluating the full stratigraphic package hosting the favourable conglomerate beds which is estimated to be over 300m thick.  Major targets include:

*    Hollande z-Maneira reefs covering a target area of 500m by 200m about 20m above the mine workings;

*    MU and LU reefs covering a target area of 160m by 220m about 50m below the Canavieiras mine workings; and

*    Potential high grade extension zone in a target area 130m by 120m in the Piritoso reef adjacent to the old stope  in the southern end of the mine.

The first hole of the program, CAN-18 was drilled from a crosscut on the east side of the old mine workings to test the Hollandez reef which is just above the Piritoso and Liberino reefs that were previously mined. This hole intersected 3.96 g Au/t over a true width of 5.0m within a wider intersection grading 2.57 g Au/t over

10.4m true width.   This intersection was from 0 to 11.6m in the hole which was drilled at an angle of +45 degrees.

Dr. Bill Pearson, P.Geo., Vice President, Exploration commented: “The results from this initial hole are very encouraging and combined with historical data indicates excellent potential for outlining a significant mineral resource at Canavieiras.”

The Hollandez reef is typically 15 to 20m thick with significant gold mineralization occurring in the lower part of the reef. The reef extends along a north-south strike for at least 1km of which 500m of this strike length would be readily accessible from existing mine workings in the Canavieiras Mine.

Table 1: Summary of Significant New and Historic Drilling Results.

Hole No.*		From (m)	To (m)	Gold (g/t)	Interva l (m)	True Width (m)	Depth Below Surface** (m)
CANAVIEIRAS – HOLLANDEZ REEF							
NEW DRILL HOLE							
CAN-18		N8758458					
Dip +40		0.00	8.02	**3.34**	8.02	**7.2**	82
	Incl.	0.00	5.53	**3.96**	5.53	**5.0**	79
HISTORIC DRILL HOLES							
MC36		N 8758528					
Dip 0 deg.		64.25	80.42	**9.81**	16.17	**11.3**	155
				6.75	cut to 30g/t		
AC14		N 8758456					
Dip +65 deg.		0.00	12.63	**2.08**	12.63	**12.4**	71
AC 24		N 8758445					
Dip +50 deg.		39.46	47.25	**2.14**	7.79	**7.80**	42
MC4		N 8758272					
Dip +60 deg.		30.57	38.55	**3.29**	7.98	**8.0**	68
MC 37		N 8757972					
Dip 0 deg.		5.65	14.93	**2.12**	9.28	**5.9**	90
MC 32		N 8757962					
Dip -71 deg.		25.40	36.50	**4.61**	11.10	**5.2**	83
				1.74	cut to 30g/t		
MC 38		N 8757947					
Dip 0 deg.		10.59	40.97	**2.02**	30.38	**14.9**	72
	Incl.	31.75	40.97	**6.05**	9.22	**4.5**	72
CAN5		N 8757857					
Dip -90 deg.		127.51	131.5 6	**2.43**	4.05	**2.5**	240
CAN 8		N 757800					
Dip -60 deg.		70.78	77.21	**2.12**	6.43	**3.2**	60

* New holes are NQ diamond drill core size; Historic holes are BQ or AQ diamond drill core size
** depth calculated based on midpoint of intersection

Drilling is continuing at the Joao Belo Sul-Joao Belo Mine area and Morro do Vento.  A large backlog of samples at the laboratory due to the holidays is expected to be cleared in the next 2-3 weeks and results will be released when available. Regional exploration is in progress on the major extension to the Serra do Córrego Formation and on the Pindobaçú Outlier area.  Drilling is planned in these areas in the latter part of Q1 after the rainy season has ended.

DSM has contracted Boart Longyear Geoserv to provide three underground drilling machines for Canavieiras and three hydraulic surface drilling rigs for the Joao Belo Sul-Joao Belo Norte and Itapicuru (Basal Reef) areas which will significantly expand the meterage of drilling completed per month at Jacobina.  In addition Boart Longyear will provide a compact tracked surface drill capable of drilling 200m long NQ sized drill holes to complete shallow drill holes and definition drilling on several targets.

Assaying for the program was carried out by Lakefield Geosol, an ISO 9002 laboratory based in Brazil, using fire assay on 50 gram pulps.  Check assaying is routinely carried out, by ALS Chemex in Vancouver, on 10% of sample pulps and 5% of sample rejects.  Security is maintained at the core logging and sampling facility.  Dr. Bill Pearson, P.Geo. is the Qualified Person as defined under National Instrument 43-101 responsible for the scientific and technical work on the program.

Statements in this release that are not historical facts are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Readers are cautioned that any such statements are not guarantees of future performance and that actual developments or results may vary materially from those in these “forward-looking statements”.

Desert Sun Mining is a Canadian gold exploration and development company listed on the Toronto Stock

Exchange. (www.desertsunmining.com).

Figure 1: Cross Section showing Drill Hole CAN-18

Figure 1: Cross Section showing Drill Hole CAN-18

335000E
335100E
335200E
CAN-18
3.98g Au/t / 0.85m TW
MANEIRA
REEF
AC-2
AC-14
LIBERINO
REEF
HOLLANDEZ
2.08g Au/t / 12.4m TW
PIRITOSO
REEF
CAN-19
Planned
x-cut
REEF
545 Level
2.57g Au/t / 10.4m TW
incl. 3.96g Au/t / 5.0m TW
LEGEND
Quartz Pebble Conglomerate
Quartzite
Instrusive
g Au/t over m (true width)
0
100
m
Canavieiras
Cross Section
8758458N
Looking North
January 21, 2004
DESERT SUN MINING CORP.

DESERT SUN MINING CORP.

RENEWAL ANNUAL INFORMATION FORM

FOR THE FISCAL YEAR ENDED AUGUST 31, 2003

January 18, 2004

65 Queen Street West, Suite 810

Toronto, ON   M5H 2M5

Tel : 416-861-0341

Fax : 416-861-6185

www.desertsunmining.com

E-mail:  info@desertsunmining.com

TABLE OF CONTENTS

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

iii

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

iii

ITEM 2:  CORPORATE STRUCTURE

1

2.1  Name and Incorporation

1

2.2  Intercorporate Relationships

1

ITEM 3:  GENERAL DEVELOPMENT OF THE BUSINESS

1

3.1  Three Year History

1

3.2  Trends

3

ITEM 4:  NARRATIVE DESCRIPTION OF THE BUSINESS

7

4.1  General

7

4.2  Mineral Properties

8

ITEM 5:  SELECTED CONSOLIDATED FINANCIAL INFORMATION

30

5.1  Annual Information

30

5.2  Dividends

30

ITEM 6:  MANAGEMENT'S DISCUSSION AND ANALYSIS

30

ITEM 7:  MARKET FOR SECURITIES

30

ITEM 8:  DIRECTORS AND OFFICERS

31

8.1  Name, Address, Occupation and Security Holding

31

8.2  Corporate Cease Trade Orders Or Bankruptcies

32

8.3  Penalties or Sanctions

33

8.4  Personal Bankruptcies

33

8.5  Conflicts Of Interest

33

ITEM 9:  ADDITIONAL INFORMATION

33

NOTES

35

Metric Equivalents

35

Glossary of Terms

35

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Except for statements of historical fact relating to Desert Sun Mining Corp. (the “Company”), certain information contained herein constitutes forward-looking statements.  Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors described in this annual information form under the heading “General Development of the Business - Trends”.  The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change.  The reader is cautioned not to place undue reliance on forward-looking statements.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

This annual information form contains references to United States dollars and Canadian dollars.  All dollar amounts referenced, unless otherwise indicated, are expressed in Canadian dollars and United States dollars are referred to as “United States dollars” or “US$”.

The closing, high, low and average exchange rates for the Canadian dollar in terms of United States dollars for each of the three years ended August 31, 2003, as reported by the Bank of Canada, were as follows.

	Year ended August 31
	2003	2002	2001
Closing	Cdn$1.40	Cdn$1.56	Cdn$1.55
High	1.59	1.61	1.58
Low	1.34	1.51	1.47
Average(1)	1.48	1.57	1.53

 (1)

Calculated as an average of the daily noon rates for each period.

On January 15, 2004, the Bank of Canada noon rate of exchange was US$1.00 = Cdn$1.2979 or Cdn.$1.00 = US$0.7705.

Gold Prices

The closing, high, low and average afternoon gold fixing prices in United States dollars per troy ounce for each of the three years ended December 31, 2003, as quoted on the London Bullion Market, were as follows.

	Year ended December 31
	2003	2002	2001
Closing	US$416	US$347	US$276
High	416	349	293
Low	320	278	255
Average(1)	363	310	271

(1)

Calculated as an average of the daily noon rates for each period.

INCORPORATED BY REFERENCE

The following documents are specifically incorporated by reference in this annual information form:

1.

The Company’s Annual Report 2003 (the “Annual Report”) including the consolidated financial statements of the Company for the year ended August 31, 2003 and the auditors’ report thereon the (“Consolidated Financial Statements”);

2.

The material change report of the Company dated September 12, 2003 relating to the feasibility study on the Jacobina property and the preliminary assessment of the extended life of mine plan for the Jacobina property.

ITEM 2:  CORPORATE STRUCTURE

2.1  Name and Incorporation

Desert Sun Mining Corp. (the "Company") was originally incorporated under the name Fredonia Oil & Gas Ltd. under the laws of British Columbia on May 21, 1980 by registration of its Memorandum and Articles with the British Columbia Registrar of Companies.  On August 20, 1984, the Company changed its name to Consolidated Fredonia Oil & Gas Ltd., consolidated its common shares on a four to one basis and altered its post consolidation capital to consist of 10,000,000 common shares without par value.  On February 20, 1986, the Company changed its name to Sun River Gold Corp. and adopted new Articles by filing a special resolution with the Registrar of Companies for British Columbia.  On March 14, 1990, the Company increased its authorized share capital from 10,000,000 to 25,000,000.  On March 11, 1991, the Company changed its name to Yellow Point Mining Corp., consolidated its common shares on a six to one basis and altered its post consolidation capital to consist of 25,000,000 common shares without par value.  On August 26, 1994, the Company changed its name to Desert Sun Mining Corp., consolidated its common shares on a five to one basis and altered its post consolidation capital to consist of 25,000,000 common shares without par value.  On May 9, 1996, the Company subdivided its 25,000,000 common shares without par value into 50,000,000 common shares without par value, each share being subdivided into two shares and altered its authorized capital to consist of 50,000,000 common shares without par value.  On May 19, 2000, the Company reduced its authorized share capital to 49,978,344 common shares without par value.  During the first quarter of the 2003 financial year, the Company adjusted the number of common shares outstanding, decreasing such number by 66.  On March 20, 2003, the Company filed Articles of Continuance pursuant to section 187 of the Canada Business Company’s Act (“CBCA”) to continue the company from British Columbia under the provisions of the CBCA.  Also on March 20, 2003, the Company amended its Articles to increase its authorized share capital to an unlimited number of common shares without par value.  As of the date of this Annual Information Form, there were 57,160,043 common shares without par value issued and outstanding.

The head office and registered office of the Company is located at 65 Queen Street West, Suite 810, Toronto, Ontario, M5H 2M5, Canada.

2.2  Intercorporate Relationships

The following chart sets forth the names of the subsidiaries of the Company, their respective jurisdictions of existence and the Company's current voting and equity interest therein.  As used in this annual information form, except as otherwise required by the context, reference to the “Company” means Desert Sun Mining Corp. and its subsidiaries.

	DESERT SUN MINING CORP. (Canada)

100%	99%		100%
Desert Sun de Mexico S.R.L. de C.V. (Mexico) (dormant)	Jacobina Mineracao e Comercio Ltda. (Brazil)	1%	DSM Participacoes Ltd. (Brazil)

ITEM 3:  GENERAL DEVELOPMENT OF THE BUSINESS

3.1  Three Year History

The following is a summary of the general development of the business of the Company over the most recently completed three fiscal years.

Fiscal 2001

The Company maintained the status of its claims in the Tubutama Borate Project in the Altar Mining Agency, Sonora, Mexico by filing the requisite reports and paying the necessary taxes.  Other than minimal administration costs, a total of $23,249 had been expended on set up costs and maintenance of the project.  Upon acquiring additional financing, the Company planned an exploration program to evaluate the claims.

During the fiscal year, Management had attempted to arrange a financing for the borate project, but could not generate sufficient interest in the project to result in such a financing, thus leaving the Company unable to proceed with its exploration program.  Management is currently evaluating the future of this project.

Fiscal 2002

The Company terminated its involvement in the Tubutama Borate Project in Mexico following receipt of notice that it was in default under the agreement governing such project.

On January 8, 2002, the Company entered into a letter of intent with William Multi-Tech Inc. (formerly William Resources Inc.) (“William”) whereby William agreed to option its Jacobina paleoplacer gold property in Brazil to the Company.

On May 1, 2002, the Company entered into a revised agreement with William, whereby William granted the Company the option to earn a 51% interest in William’s wholly owned subsidiary, Jacobina Mineração e Comércio S.A. (“JMC”), which owns the mineral rights, mines and a 4,000 tonne per day plant located on the Jacobina Mine paleoplacer gold property in Brazil.  The total land position involved is approximately 64 kilometres long and two to four kilometres wide.  To earn the 51% interest in JMC, the Company was required to spend US$2,000,000 exploring the Jacobina property prior to December 31, 2004.

On September 20, 2002, the Company entered into a Memorandum of Understanding (“MOU”), pursuant to which JMC granted the Company an option to acquire the remaining 49% interest of the mine and related mineral concessions by making an option payment of $100,000 at the time of execution of the MOU and a further $5 million in cash within 90 days of earning the initial 51% interest, of which up to $2,500,000 can be satisfied in equivalent value of shares in the Company.

On May 21, 2002, the Company completed a $100,000 private placement, which consisted of the sale of 500,000 units at $0.20 per unit. Each unit consisted of one common share and one non-transferable Series B share purchase warrant.  Each Series B warrant entitles the holder to purchase one additional common share of the Company for $0.25 at any time up to and including April 17, 2003, or for $0.28 at any time after April 17, 2003 and on or before April 17, 2004.  The proceeds from the private placement were used to increase general working capital. The Company did not pay a finder’s fee for this transaction.

On June 17, 2002, the Company announced that it had commenced planning for a major exploration program on the Jacobina property.  The Company plans an integrated exploration program that was to commence with analysis of remote sensing data and compilation of historical data, using a geographical information system (GIS) and 3D-modelling software. The Company planned a detailed helicopter-borne magnetic, electromagnetic and radiometric survey at 100 metre line spacing and totalling approximately 2,500 line kilometres.  Ground follow-up will include geological mapping, sampling, trenching and prospecting with ground geophysical surveys (induced polarization and electromagnetic) over selected targets. The Company planned over 7,000 meters of diamond drilling to follow-up known targets and certain new targets.

In August, 2002, the Company completed a $2.0 million equity placement.  The proceeds of which were to be used to conduct the exploration program on the Jacobina project.  The funds were raised in Europe and North America.  The financing consisted of special warrants issued at a price of Cdn$0.40 per special warrant.  Each special warrant is exercisable for no additional consideration into one common share and 0.6 of one non-transferable Series A share purchase warrant.  Each whole Series A warrant is exercisable into one common share at $0.50 per share at any time on or before August 3, 2004.

Fiscal 2003

The Company completed two equity financings in the 2003 fiscal year for total gross proceeds of $10.7 million.

In February 2003, the Company issued 4,701,065 units at a price of $1.00 per unit for total gross proceeds to the Company of $4.7 million. Each unit consisted of one common share in the capital of the Company and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase an additional common share of the Issuer at a price of $1.25 until August 2004.

In July 2003, the Company issued 4,545,455 units at a price of $1.10 per unit for total gross proceeds to the Company of $5 million. Each unit consisted of one common share in the capital of the Company and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase an additional common share of the Issuer at a price of $1.35 until July 2005.

Following the completion of its July 2003 private placement financing, the common shares of the Company were listed and began trading on the Toronto Stock Exchange (“TSX”), under the symbol “DSM”.

Subsequent Events

In September 2003, the Company exercised its option to acquire the remaining 49% interest of the Jacobina property from Valencia Ventures Inc. (formerly, William Multi-Tech Inc.) (“VVI”).  The purchase price of $5 million was satisfied through a cash payment of $2 million and the issuance of 1,851,852 common shares in the capital of the Company to VVI at a price of $1.62 per common share.  As a result of the exercise of its option, the Company  owns 100% of the Jacobina property subject to a 5% net profit interest in favour of a third party.

In September 2003, the Company issued 8,115,000 common shares in the capital of the Company at a price of $1.38 per share for total gross proceeds to the Company of $11.2 million.  Proceeds from the financings have been and will be used to advance the exploration and development of the Jacobina property.

In November 2003, the Company completed a bought deal financing pursuant to which it raised $20 million through the issuance of 11,764,707 units at a price of $1.70 per unit.  Each unit consisted of one common share and one-half of a common share purchase warrant.  Each whole warrant will be exercisable at a price of $2.50 for a period of five years.  The warrants were listed on the TSX, under the symbol “DSM.WT”.

3.2  Trends

The business of the Company is subject to a number of uncertainties including, but not limited, to the following.

Jacobina at Development Stage

The Jacobina property is at the development stage. The development of mineral deposits involves significant capital expenditures over a significant period of time, which expenditures and period of time may be higher or longer than expected. The Company cannot give any assurance that the development of the Jacobina mine will be accomplished in an efficient, cost effective and timely manner. Unanticipated expenses or unforeseen delays and other contingencies could have a material adverse effect on the Company.

Foreign Country Risks

All of the Company’s property interests are located in Brazil and consequently the Company is subject to certain risks, including currency fluctuations and possible political or economic instability in that country that may result in the impairment or loss of mineral concessions or other mineral rights, and mineral exploration and mining activities may be affected in varying degrees by political stability and government regulations relating to the mining industry. Any changes in regulations or shifts in political attitudes are beyond the Company’s control and may adversely affect the Company’s business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental legislation, employment practices and mine safety.

Exploration and Mining Risks

The business of exploring for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. Fires, power outages, labour disruptions, flooding, explosions, cave-ins, land slides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs. The Company has relied, and may continue to rely, upon consultants and others for operating expertise. Substantial expenditures are required to establish mineral reserves through drilling, to develop metallurgical processes and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis. The economics of developing gold and other mineral properties are affected by many factors including the cost of operations, variations of the grade of ore mined, fluctuations in the price of gold, fluctuations in exchange rates or other minerals produced, costs of development, infrastructure and processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material. Depending on the price of gold or other minerals produced, the Company may determine that it is impractical to commence or continue commercial production.

Financing Risk

The Company has limited financial resources, has no source of operating cash flow and has no assurance that additional funding will be available to the Company for further exploration and development of the Company’s projects. The Company will require additional financing from external sources to meet its capital requirements.  Although the Company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. As the proceeds from this offering will not be sufficient to satisfy the capital requirements relating to the exploration and development of the Company’s projects, failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of the Company’s projects with the possible loss of such properties.

Risk of Project Delays

The Company is planning to commence the construction of the new mine at the Jacobina property in 2004, however, there are significant risks that the commencement and completion of construction of the new mine could be delayed due to circumstances beyond the Company’s control. Such risks include delays in obtaining the environmental and construction authorization and permits, delays in finalizing all necessary detailed engineering and a definitive construction contract, as well as unforeseen difficulties encountered during the construction process.

Environmental and Other Regulatory Requirements

The Company’s activities are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation generally provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties. In addition, certain types of operations require the submissions and approval of environmental impact assessments. Environmental legislation is evolving in a manner that is creating stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officer and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

The Company’s current exploration activities, including any development activities and commencement of production on its properties, require permits from various governmental authorities and such operations are and will be governed by laws and regulations on prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in exploration activities and in the development and operation of mines and related facilities generally experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. There can be no assurance that all permits that the Company may require for exploration, construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms or on a timely basis, or that such laws and regulations would not have an adverse effect on any mining project that the Company may undertake. The Company believes that it is in substantial compliance with all material laws and regulations that currently apply to its activities.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of mining properties.

Estimates of Mineral Reserves and Mineral Resources and Production Risks

The mineral reserves and mineral resource estimates included or incorporated by reference in this annual information form are estimates only and no assurance can be given that any particular level of recovery of minerals will in fact be realized or that an identified mineral reserve or mineral resource will even qualify as a commercially mineable (or viable) deposit that can be legally and economically exploited. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material. Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations, inaccurate or incorrect geological, metallurgical or engineering work, and work interruptions, among other things. Short term factors, such as the need for orderly development of deposits or the processing of new or different grades, may have an adverse effect on mining operations or the results of operations. There can be no assurance that mineral recovery in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations. Material changes in mineral reserves or mineral resources, grades, stripping ratios or recovery rates may affect the economic viability of projects. The estimated mineral reserves and mineral resources included in this annual information form or described in the documents incorporated by reference herein should not be interpreted as assurances of mine life or of the profitability of future operations.

The Company has engaged expert independent technical consultants to advise it with respect to mineral reserves and mineral resources and project engineering, among other things. The Company believes that those experts are competent and that they have carried out their work in accordance with all internationally recognized industry standards. However, if the work conducted by those experts is ultimately found to be incorrect or inadequate in any material respect, the Company may experience delays and increased costs in developing the Jacobina property.

Mineral Prices

In general, the mineral exploration and development industry is intensely competitive and there is no assurance that, even if commercial quantities of proven and probable mineral reserves are discovered, a profitable market may exist for the sale of same. Factors beyond the Company’s control may affect the marketability of any substances discovered. Mineral prices have fluctuated widely, particularly in recent years. The marketability of minerals is also affected by numerous other factors beyond the Company’s control, including government regulations relating to price, government sales of commodities, royalties, allowable production and importing and exporting of minerals, the effect of which cannot accurately be predicted.

Uninsured Risks

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fire, flooding and earthquakes may occur. It is not always possible to fully insure against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the Company’s securities.

Competition

The Company competes with many international companies that have substantially greater financial and technical resources than it has for the acquisition of mineral concessions as well as for the recruitment and retention of qualified employees.

Share Price Fluctuations

In recent years, the securities markets in Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered development stage mining companies, have experienced wide fluctuations in price that would have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual fluctuations in price will not occur.

Title Matters

The acquisition of title to mineral concessions in Brazil is a detailed and time consuming process. Title to and the area of mining concessions may be disputed. The Company has diligently investigated title to all mineral concessions and obtained title opinions with respect thereto and, based upon such opinions, the Company believes that title to all properties covering the mineral resources and mineral reserves at the Jacobina property is in good standing; however, the foregoing should not be construed as a guarantee of title to those properties. Title to those properties may be affected by undisclosed and undetected defects.

Dividends

All of the Company’s available funds will be invested to finance the growth of its business and, therefore, investors cannot expect to receive a dividend on the common shares of the Company in the foreseeable future.

Enforcement of Civil Liabilities

As substantially all of the Company’s assets and the assets of its subsidiaries are located outside of Canada, and certain of its directors and officers are resident outside of Canada, it may be difficult or impossible to enforce judgements granted by a court in Canada against the Company’s assets or the assets of its subsidiaries or its directors and officers residing outside of Canada.

Dependence on Outside Parties

The Company has relied upon consultants, engineers and others and intends to rely on these parties for development, construction and operating expertise. Substantial expenditures are required to construct mines, to establish ore reserves through drilling, to carry out environmental and social impact assessments, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the exploration and plant infrastructure at any particular site. If such parties’ work is deficient or negligent or is not completed in a timely manner, it could have a material adverse effect on the Company.

Conflicts Of Interest

Certain of the Company’s directors and officers serve or may agree to serve as directors or officers of other reporting companies or have significant shareholdings in other reporting companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for or against the approval of such a participation or such terms. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

ITEM 4:  NARRATIVE DESCRIPTION OF THE BUSINESS

4.1  General

The Company is engaged in the acquisition, exploration and development of mineral properties for the purpose of producing precious metals.  The Jacobina project is currently at the development stage, as none of the properties are currently in production.  Although the Jacobina mine was previously in production, an extensive development program is currently planned and will be carried out, prior to any new production on this project.  All work planned by the Company is directed at defining mineralization, increasing the understanding of the characteristics of and economics of that mineralization and bringing the Jacobina mine back into production.

Principal Products

The Company’s principal product will be gold.  There is a worldwide gold market into which the Company will sell and, as a result, the Company will not be dependent on a particular purchaser with regard to the sale of the gold producer, if any.

Competitive Conditions

The Company competes with other mining companies for mineral properties, for joint venture partners and for the acquisition of investments in other mining companies.

Operations

Environmental Protection

The current and future operations of the Company, including development activities on its properties or areas in which it has an interest, are subject to laws and regulations governing exploration, development, tenure, production, taxes, labour standards, occupational health, wastes disposal, greenhouse gas emissions, protection and remediation of environment, reclamation, mine safety, toxic substances and other matters.  Compliance with such laws and regulations increases the costs of and delays planning, designing, drilling and developing the Company's properties.

The Company plans to diligently attempt to apply technically proven and economically feasible measures to advance protection of the environment throughout the exploration and development process.  Current costs associated with compliance are considered to be normal.

Employees

As at August 31, 2003, in addition to its executive personnel, the Company retains one administrative person at its head office in Toronto.  As required, the Company also retains geologists, engineers, geophysicists and other consultants on a per diem basis.  The Company has not experienced, and does not expect to experience, significant difficulty in attracting and retaining qualified personnel.

Foreign Operations

The Company’s activities in foreign jurisdictions may be affected by possible political or economic instability and government regulations relating to the mining industry and foreign investors therein.  The risks created by this political and economic instability include, but are not limited to: military repression, extreme fluctuations in currency exchange rates and high rates of inflation.  Changes in exploration or investment policies or shifts in political attitude in such jurisdictions may adversely affect the Company’s business.  Mineral exploration and mining activities may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, maintenance of property, environmental legislation, land use, land claims of local people, water use and property safety.  The effect of these factors on the Company cannot be accurately predicted.

4.2  Mineral Properties

Jacobina Project, Bahia, Brazil

At the request of the Company, Tim L. Mann, P. Eng., of SNC-Lavalin Engineers & Constructors, Inc. (“SNC-Lavalin”), prepared a report dated October 29, 2003 entitled “Jacobina Gold Project, Jacobina, Bahia State, Brazil” (the “SNC-Lavalin Report”).  The SNC-Lavalin Report was prepared in accordance with National Instrument 43-101 of the Canadian Securities Administrators (“NI 43-101”), and Mr. Mann is a “qualified person” within the meaning of NI 43-101.  Indicated portions of the description of the Jacobina project in this annual information form were derived from and, in some cases, excerpted from the SNC-Lavalin Report.

In September 2003, SNC-Lavalin also acted as project manager in connection with the preparation of a feasibility study for the Jacobina property, entitled “Jacobina Mine Project, Brazil, Feasibility Study Report” (the “Feasibility Study”).  The purpose of the Feasibility Study was to provide a document suitable for submitting to financial institutions in support of applications for financing with capital and operating costs estimated to an overall intended level of accuracy of plus or minus 15%.  Indicated portions of the following description of the Jacobina project in this annual information form were derived from and, in some cases, excerpted from the Feasibility Study.

In August 2003, at the request of the Company, B. Terence Hennessy, P. Geo, geologist, of Micon International Limited (“Micon”) prepared a technical report entitled “A Mineral Resource Estimate for the Jacobina Property, Bahia State, Brazil” dated August 2003 (the “August Micon Report”).  Except where otherwise indicated, the following information relating to the Jacobina project has been derived from and, in some cases, is extracted from the August Micon Report.

Property Description and Location

The Jacobina property is located in the state of Bahia, in northeastern Brazil, approximately 340 kilometres (“km”) northwest of the city of Salvador.  Salvador, the state capital of Bahia, has a population of approximately 2.5 million people.

The property is comprised of 5,996.3 hectares (“ha”) of mining concessions, 15,836.23 ha of granted exploration concessions and 6,119.42 ha of filed exploration claims.  Below is a complete list of all exploration concessions and claims, with their status as of the date of this annual information form. The leases and exploration concessions were surveyed a number of years ago and marked by concrete monuments at each corner, which remain in place.

The Jacobina property forms a contiguous elongated rectangle extending 62.0 km in a north-south direction, and varying from 2.5 to 4 km in width.  This shape is a reflection of the underlying geology with the gold-mineralized host rocks trending along the property's north-south axis.

Table 1

MINERAL CONCESSIONS
Concession Name	Type	DNPM Number	Area (ha)	Expiration Date
4 J	Mining Concessions	815,706/72	863.08	Held in perpetuity
6 J	Mining Concessions	815,708/72	532.85	Held in perpetuity
8 J	Mining Concessions	815,710/72	1,000.00	Held in perpetuity
10 J	Mining Concessions	815,712/72	1,000.00	Held in perpetuity
12 J	Mining Concessions	815,714/72	903.75	Held in perpetuity
13 J	Mining Concessions	815,715/72	807.50	Held in perpetuity
28 J	Mining Concessions	4,951/35	889.14	Held in perpetuity
		TOTAL	5,996.32

G	Exploration Permits	800,602/78	1,000.00	Pending publication of Final Exploration Report by DNPM
MN 53	Exploration Permits	870,300/84	49.84	Pending publication of Final Exploration Report by DNPM
MN 62	Exploration Permits	870,309/84	389.24	Pending publication of Final Exploration Report by DNPM
39 J	Exploration Permits	870,847/85	821.40	Pending publication of Final Exploration Report by DNPM
45 J	Exploration Permits	870,087/86	128.75	December 2002 *
47 J	Exploration Permits	870,086/86	41.29	Pending publication of Final Exploration Report by DNPM
49 J	Exploration Permits	870,616/86	55.56	December 2002 *
50 J	Exploration Permits	870,555/86	232.90	Pending publication of Final Exploration Report by DNPM
51 J	Exploration Permits	870,595/86	25.36	Pending publication of Final Exploration Report by DNPM
53 J	Exploration Permits	870,928/86	165.20	January 2003 *
54 J	Exploration Permits	870,129/87	1,000.00	Pending publication of Final Exploration Report by DNPM
55 J	Exploration Permits	870,701/87	1,000.00	Pending publication of Final Exploration Report by DNPM
56 J	Exploration Permits	870,890/87	1,000.00	February 2003 *
58 J	Exploration Permits	870,851/88	909.52	August 2004 *
60 J	Exploration Permits	870,524/90	202.62	Pending publication of Final Exploration Report by DNPM
62 J	Exploration Permits	870,100/92	1,000.00	Pending publication of Final Exploration Report by DNPM
63 J	Exploration Permits	870,101/92	980.00	Pending publication of Final Exploration Report by DNPM
64 J	Exploration Permits	870,102/92	1,000.00	Pending publication of Final Exploration Report by DNPM
69 J/A	Exploration Permits	870,825/01	581.58	November 2004 *
72 J	Exploration Permits	872,125/95	712.54	December 2002 *
73 J	Exploration Permits	872,126/95	779.86	November 2002 *
74 J	Exploration Permits	872,127/95	833.17	November 2002 *
75 J	Exploration Permits	872,128/95	145.60	July 2003 *
76 J	Exploration Permits	871,116/97	441.50	August 2005 *
77 J	Exploration Permits	871,117/97	800.00	August 2005 *
78 J	Exploration Permits	871,118/97	636.84	August 2005 *
79 J	Exploration Permits	871,119/97	684.00	August 2005 *
80 J	Exploration Permits	870,824/01	219.46	July 2003 *
		TOTAL	15,836.23

57 J/A	Application for Prospecting	871,054/96	999.86	3 years when awarded
59 J	Application for Prospecting	871,706/88	837.00	3 years when awarded
67 J/A	Application for Prospecting	870,295/84	770.80	3 years when awarded
68 J/A	Application for Prospecting	870,232/93	998.00	3 years when awarded
70 J	Application for Prospecting	874,853/93	659.76	3 years when awarded
71 J	Application for Prospecting	874,854/93	1,000.00	3 years when awarded
81 J	Application for Prospecting	870,857/02	854.00	3 years when awarded
		TOTAL	6,119.42
	GRAND TOTAL		27,951.97

______________________

*  The Company intends to apply for an extension

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Jacobina Project site is situated just south of the City of Jacobina, a regional centre located in the State of Bahia within the Northeast Region of Brazil.  The site lies within an area referred to as “Serra de Jacobina”, at geographic coordinates 11º15’ S and 40º30’ W, approximately 330 km northwest of the City of Salvador, the capital of the State of Bahia.  Salvador, with a population of some 2.5 million, is a key commercial centre in Brazil and is served by an international airport and a large port facility.

Access to the mine from Salvador is via federal highway BR-324, which is a two-lane highway with an asphalt surface.  Jacobina is connected to the mine by a twelve kilometre dirt road, which can withstand heavy vehicle traffic.  The existing haul route from Jacobina to the mine passes through the villages of Canavieiras and Itipacuru.  The Jacobina project is located around the town of Jacobina, some 340 km inland from the regional capital of San Salvador.  Jacobina, with a population of about 70,000, provides all accommodation, shopping and social amenities necessary for the mine.  Electrical supply, telephone service and Internet access is available.  Mine management housing and offices are based in Jacobina.

The Company has reported that the relief provided by the Serra do Jacobina mountains results in slightly higher rainfall at Jacobina than that experienced in the surrounding flat scrublands.  Rainfall at the town of Jacobina averages 840 mm per year; average daily temperature highs range from 26oC to 32oC during the year.

History

The Serra do Jacobina mountains have been mined for gold since the late 17th century.  Numerous old workings (garimpos) from artisanal miners (garimpeiros) can be seen along a 15 km strike length, following the ridges of the mountain chain.  Garimpeiro activity, on a small scale, has taken place sporadically up to the present day, mining mostly weathered ore.

From 1889 to 1896, Companhia Minas do Jacobina operated the Gomes Costa Mine in the Morro do Vento area.  Total reported production was 84 kg of gold from a 130-m long drift.  In the 1930's, when the price of gold rose, the garimpeiro activity increased until the easily accessible weathered surface ore was mostly exhausted.

In the 1950's three mines opened, Canavieiras, João Belo, and Serra Branca.  Canavieiras was the largest of these operations, and, at a capacity of 30 t per day (t/d), it produced 115,653 tonnes with an average recovered grade of 18.13 g/t Au.  By the 1960s all three of these operations were shut down due to political circumstances.

The modern history of the Jacobina mining camp began in the early 1970's with extensive geological study and exploration carried out by Anglo American.  The company was attracted to the Jacobina area because of the apparent strong similarity of the local gold bearing conglomerates to the well-known Witwatersrand reefs in South Africa.  This work, which was carried out from 1973 to 1978, provided the basis for proceeding with a feasibility study in 1979-80.

The feasibility study recommended that a mine be developed at Itapicurú with an initial plant capacity of 20,000 tonnes per month (t/m) capacity.  Development of the Itapicurú mine to access the Main Reef commenced in October 1980.  The processing plant was commissioned in November 1982.  In 1983, the first full year of production, production was 242,550 tonnes with a recovered grade of 4.88 g/t Au yielding 38,055 ounces of gold.

From 1984 to 1987, exploration focussed on evaluating the mineralized conglomerates of the João Belo Norte Hill, located about two kilometres south of the Itapicurú mine.  This work outlined sufficient reserves to warrant an open pit operation, development of which commenced in August 1989.  Concurrently, the processing plant capacity was increased to 75,000 t/m.  In 1990, 538,000 t grading 1.44 g/t Au were produced, mainly from the open pit.  Total production at Jacobina in 1990 was 45,482 ounces of gold from 680,114 t milled for a recovered grade of 2.08 g/t Au.  Underground development at João Belo commenced in 1990, as pit reserves were limited.

William Resources Inc. (“William”), as it then was, acquired 100% of the Jacobina gold mine and assumed management effective August 1, 1996, by purchasing Jacobina Mineração e Comércio S.A. (“JMC”) from subsidiaries of Minorco of Luxembourg and Banque Paribas de France.

William operated the Itapicurú and João Belo mines from August 1996 until December 1998 when the mines were closed due to depressed gold prices.  The Canavieiras mine was also dewatered and rehabilitated during this period with a small amount of production.  William did considerable work on optimizing the operations, increasing plant capacity and it began an evaluation of the exploration potential.

From 1983 to 1998, JMC processed 6.8 million tonnes of ore at a recovered grade of 2.76 g/t Au to produce over 600,000 ounces of gold, as shown in Table 2.  The bulk of production came from the Itapicurú and João Belo areas.  João Belo production during 1989 to 1993 was predominantly from open pit reserves whereas Itapicurú and post-1993 João Belo production has been from underground operations.

Table 2

JACOBINA ANNUAL PRODUCTION HISTORY

	Itapicurú		Canavieiras		João Belo		Stockpile		Total
	Tonnes	g/t Au rec’d	Tonnes	g/t Au rec’d	Tonnes	g/t Au rec’d	Tonnes	g/t Au rec’d	Tonnes	g/t Au rec’d	Ounces
1983	218,117	4.68	24,433	6.67					242,550	4.88	38,055
1984	233,059	4.73	60,490	5.26	8,397	2.97			301,946	4.79	46,500
1985	202,088	4.48	46,470	4.88	34,319	1.78			282,877	4.22	38,380
1986	246,500	3.91	34,506	3.20	30,128	1.58			311,134	3.61	36,111
1987	290,322	3.98	30,271	4.57	866	1.71			321,459	4.03	41,651
1988	267,076	3.82	32,370	4.93	23,819	2.71			323,265	3.85	40,014
1989	116,713	3.61	23,908	4.09	58,259	2.26	82,024	0.90	280,904	2.58	23,301
1990	113,726	4.36	27,960	5.19	538,428	1.44			680,114	2.08	45,482
1991	142,160	3.99	29,371	6.22	604,069	1.75			775,600	2.33	58,101
1992	105,750	4.50	2,802	5.64	485,629	1.81			594,181	2.31	44,129
1993	7,532	3.62			511,355	2.14			518,889	2.16	36,035
1994	105,167	3.94			445,974	1.90			551,141	2.29	40,578
1995	105,865	3.82			474,048	2.15			579,913	2.45	45,679
1996	105,683	3.63			447,745	2.00	34,741	0.93	591,107	2.23	42,380
1997	107,732	3.38			540,283	2.07	217,666	0.84	865,681	1.92	53,562
1998[1]	82,728	2.09	30,013	2.27	593,957	1.68	34,391	1.61	741,089	1.76	39,695
Total	2,450,218	4.04	342,594	4.75	4,797,276	1.88	368,822	0.93	7,961,850	2.62	669,653

_______________________________

1 To November 30, 1988

Geological Setting

The gold mineralization of the Jacobina mine is hosted almost entirely within quartz pebble conglomerate of the Serra do Córrego Formation, the lowermost sequence of the Proterozoic-age Jacobina Group.  This Formation is typically 500 m thick but locally achieves thicknesses of up to one kilometre.  Overall, the property covers 62.0 km of strike length (8728800N - 8790800N) along the trend of the Jacobina Group.  Within the property the Serra do Córrego Formation is exposed for 28.5 km (8740000N - 8768500N).  In the remaining 33.5 km it is covered by the overlying Rio do Ouro Formation.  Despite the extensive exposure of the mine sequence most of the exploration and all of the non-artisanal mining activities have been concentrated along a 10-km long (8749000N - 8759000N) central zone.

To date production has occurred from three separate larger mines, Canavieiras, João Belo, and Itapicurú.  Several smaller mines, such as João Belo South and Galleria 5, have also produced gold.  Numerous inactive garimpos pepper the hillsides from one end of the belt to the other.

Regional Geology

The Jacobina Group, consisting of conglomerate, quartzite, and pelite of Proterozoic age, was originally deposited over early Precambrian basement rocks.  The Group is greater than 5,000 m in thickness and is divided into three formations which form a continuous north-south belt extending for 180 km.  The Jacobina Group strikes in a northerly direction with moderate to steeply easterly dipping sedimentary and deformation structures.  The sedimentary markers found indicate an eastbound source of sediments.

During the Transamazonic Orogeny (~ 2.0 Ga), the 5,000 m-thick sedimentary package was thrust towards the west, forming tectonic slabs.  The Jacobina Group reflects either a rift or a foreland sequence association.  The rift model has been proposed by a number of workers since the 1970's.  More recent researchers have favoured a foreland basin model.

Three sedimentary cycles, represented by individual stratigraphic formations, account for the development of the Jacobina Group.  From oldest to youngest these are the Serra do Córrego, Rio do Ouro and Cruz das Almas Formations.  The Serra do Córrego Formation consists of interbedded quartzite and conglomerate, with preserved sedimentary structures characteristic of a braided stream type of deposition.  The two conglomeratic members are separated by an intermediary quartzitic member.  The Rio do Ouro Formation consists mainly of quartzite, locally with some interbedded conglomerates.  The Cruz das Almas Formation consists of a package of chlorite and quartz-muscovite schists, along with phyllonite, phyllites and quartzites, which are cyclically interbedded.

The sedimentary sequence of the Jacobina Group indicates a continental environment evolving towards a marine turbiditic phase.  The deposits are believed to be the product of a metallogenic cycle of erosion, sedimentation and mineral deposition similar to the South African Witwatersrand gold ores.

Property Geology  -  Host Rocks

The Jacobina sequence forms a prominent ridge, which is, on average, more than 400 m in elevation above the surrounding countryside, peaking at 1,200 m above sea level.  The gold-bearing quartz-pebble conglomerate in the Serra do Córrego Formation forms a thrust contact with the basement gneiss-greenstone terrane.  The formation is exposed for 28.5 km along strike, from Campo Limpo in the south to Serra Branca in the north, with a maximum thickness of 1,000 m at Itapicurú.

Outcrop of the Serra do Córrego Formation continues to 5 km north of the town of Jacobina, after which the cyclical accumulations of fluvial gravel and sand layers fine upward into marine quartzite that forms the Rio do Ouro Formation.  The underground mine excavations at Jacobina expose structures that characterize the fluvial system which controlled the deposition of the Serra do Córrego Formation.  Cross-bedding and ripple marks show that the most prominent direction of stream flow was up the dip and to the north.  The series appears as a monoclinal structure with the beds striking north and dipping from 45° to 65° to the east.

The Serra do Córrego Formation is subdivided into three main members.  The thickness of these members is variable from section to section.  Within each member are several units of quartz pebble conglomerate.  These conglomerate units are called reefs, following the nomenclature used for the geologically similar region of the Witwatersrand in South Africa.  Several of the reefs within the Upper and Lower Members have been mined, specifically the Basal, Main, Piritoso, Liberino, Holandes, Maneira, Intermediario, LMPC and MPC.  All of these are situated less than 4 km from the Itapicurú plant, and contain extensions of mineralization at depth and often along strike.  Other conglomerate units, situated further from the plant, are lesser known and constitute further potential for the discovery of new mineral resources.  Amongst these are the Serra Branca, João Belo South and Campo Limpo areas where gold mineralization has been encountered in surface trenches or limited diamond drilling.  Blind mineralization may also occur north of Jacobina, where the conglomerates are covered by the Rio do Ouro Formation.  This formation is also characterized by auriferous quartz veins associated with mafic to ultramafic shear zones.

The main characteristics of the mineralized reefs are summarized in Table 3. The individual reefs are described in more detail in the following subsection.

Table 3

CHARACTERISTICS OF THE PRINCIPAL MINERALIZED REEFS

Mine	Zone	Location	Strike	Thickness	Description
Itapicurú
	LVLPC	Morro de Vento	210 m	1.5m	Large and very large pebbles, only locally mineralized.
	Superior Reef	Morro de Vento	300 m	6.8 m	Medium to small pebbles, irregularly mineralized.
	Inferior Reef	Morro de Vento	250 m	1.4 m	Medium to large pebbles.
Itapicurú Continued
	Main Reef	60 to 90 m above basement, Itapicurú	3,000 m	Beds of 0.1 to 3.0 m, Zone up to 12 m	Pyritic, small to medium pebble conglomerate beds. Three channels of deposition, broken by faults.
	Basal Reef	Base Itapicurú	1,600 m	3.0 to 8.0 m	Small to medium pebble, enrichment of gold at its upper and lower portions.
Canavieiras
	Piritoso	Canavieiras	500 m	0.9 to 1.7 m	Average grade of 9.5 g/t Au, medium size pebbles.
	Liberino	Canavieiras	500 m	1.3 m	10 m above Piritoso, average grade of 6.1 g/t Au, medium to large pebbles.
	MU	Canavieiras	400 m	5 to 25 m	Pyritic, medium to large pebble conglomerates.
	LU	Canavieiras	400 m	1 to 10 m	Pyritic, large pebble conglomerates.
João Belo
	LVLPC	João Belo North	600+ m	3 to 5 m	Large to very large pebbles.
	LMPC	João Belo North	600+ m	3 to 15 m	Large to medium pebbles, variable gold values.
	MPC	João Belo North	600 m	1.0 to 3.5 m	Medium size pebbles, locally contains pay values.

Structural Geology

Ductile deformation of the Jacobina Group package appears to be limited due to the very high quartz content of the rocks as evidenced by the presence of numerous primary sedimentary fabrics.  Deformation therefore typically consists of brittle faults.  Major faults are widely spaced, usually on the scale of hundreds of metres, with minor parallel ancillary faults.  These major faults are moderate to high angle transverse faults and they are often accompanied by mafic to ultramafic intrusives.  Often bordering the intrusives are narrow zones of recemented quartz pebble conglomerate breccia.  Where intrusives are lacking, these units display wider breccia zones of a few metres.  Numerous moderate- to high-angle brittle block faults are apparent and result in small offset of units.

Where exposed, the contact between the Precambrian basement and the Serra do Córrego Formation is highly sheared and is likely a thrust contact.  It is represented by a single, relatively sharp, chloritic fault which parallels, or is slightly discordant to, bedding in the sediments.  The entire sequence of the Jacobina Group, comprising the mountains of the Jacobina mine area, is a thrust slice onto the Precambrian basement rocks.

The property is crosscut and broken up by N70 E trending faults.  These faults have a right lateral movement of several hundred to one thousand metres and cause successive blocks of the Jacobina Group to shuffle to the east, as one moves north.  These faults have some vertical component of movement to them and may be occupied by mafic dykes.  The N70 E structures break the Jacobina Group up into 2 to 5 km long blocks.  The structures are frequently occupied by streams which have carved deep, steep-sided valleys and which represent the dividing lines between the major mines within the area.  Much more minor, bedding-parallel faults also occur near the Jacobina mines.

Within the large blocks mentioned above, the stratigraphic sequence is often a monoclinal one, dipping steeply at 60° to 70° to the east.  An exception to this is the block containing the Canavieiras mine where a broad rolling fold, hosting the mineralization, changes from steep east, through flat and shallow west dips before resuming the typical steep east dip.

Detailed interpretation of structure and underground assay data completed late in the life of Jacobina suggests that locally higher-grade mineralization can occur in shear zones.

Deposit Types

Anglo American was attracted to the Jacobina area in the early 1970s by the perceived similarity of the local gold-bearing conglomerates to the well-known Witwatersrand reefs in South Africa.  More recently, Goldfields’ success at Tarkwa in Ghana highlighted the unique gold-bearing quartz pebble conglomerates in the lower Proterozoic of Africa and South America.

Africa and South America were originally part of a supercontinent known as Gondwanaland.  Gondwanaland was originally part of an even greater land mass known as Pangea, but separated from that continent about 180 million years ago.  Later, Africa and South America broke apart and drifted to their present positions.

Africa and South America have large Precambrian shield areas which underlie significant portions of both continents.  The shields are composed of ancient rocks such as granite, gneiss, schist, and greenstone which were part of the primordial surface of the Earth.  Sedimentary and metamorphic rocks of younger Precambrian age overlie the older rocks.  The younger Precambrian rocks contain gold-bearing conglomerates (paleoplacers) which are about 1.8 billion years old.  These include the Roraima, Tarkwa, and Witwatersrand sequences in South America and Africa, which are many thousands of feet in thickness.

The Witwatersrand Basin

The Witwatersrand Basin lies within the Kaapvaal Craton of southern Africa, formed 3.7 to 2.7 Ga.  The strata of the basin lie unconformably on the Archean cratonic basement.  The basal sequence, the Dominion Group, is a sequence of thin conglomerates and thick lava flows containing only one known gold-bearing zone and a uranium-rich stratum.  The basal sequence was deposited approximately 3.0 to 2.7 Ga.  After a hiatus of 100 million years, the Witwatersrand Supergroup was deposited.  The Supergroup is divided into two units, the lower West Rand Group and the upper Central Rand Group.  The West Rand Group was deposited at approximately 2,970 Ma and consists of shales, quartzites, grits and conglomerates and only one gold-rich conglomerate bed.  In contrast, the Central Rand Group, deposited from approximately 2,914 Ma on, consists of quartzites (90%), grits and rare shale and, most importantly, numerous gold-bearing conglomerate horizons.

The exceptional gold reefs of the Witwatersrand Basin dip at 20° to 25° towards the centre of the basin and are found to persist over area of 10 to 100 km2, maintaining consistent gold grades (approximately 15 g/t) and reef mineralogy.  The auriferous reefs are commonly no more than one metre in thickness, although some of the richest reefs within the mid-fan facies are only centimetres thick.  These reefs are conglomeratic units commonly overlying "interformational" unconformities in the alluvial fan deposits.  The conglomerate units are typically pebble-supported, mature (free of clays and silts) and tightly cemented.

There are two families of thought on the formation of the Witwatersrand deposits, the paleoplacer group and the hydrothermal group.  There is some evidence supporting both models.  Today most people seem to believe that these deposits were placers that have locally experienced some remobilization of gold by fluids after lithification.

The Witwatersrand has produced over 43,000 tonnes of gold and the remaining reserves are known to contain another 40,000 tonnes, making it the greatest gold producing area in the world.

Tarkwa

The Tarkwa mine is located in south central Ghana.  In Ghana, the Birimian greenstone belt sequence occurs as irregular basins of predominantly metasedimentary strata, separated by a series of north-east trending belts of metavolcanics, on which the majority of the major gold deposits are clustered, and a north-northwest striking belt, the Lawra belt, which extends northwards into Burkina Faso.  The Birimian greenstone belts in Ghana are unconformably overlain by Proterozoic age Tarkwaian metasediments, which are host to the gold mineralization at the Tarkwa mine.  The style of the gold mineralization is similar to that found in the Witwatersrand Basin, concentrated in conglomerate reefs.

The deposit at Tarkwa is composed of a succession of stacked tabular palaeoplacer units, consisting of quartz pebble conglomerates, developed within Tarkwaian sedimentary rocks.  Approximately ten such separate economic units occur in the concession area within a sedimentary package ranging between 40 metres and 110 metres in thickness.  Low grade to barren quartzite units are interlayered between the separate reef units.

Five separate production areas are located on and around the Pepe Anticline, a gently north-plunging fold structure that outcrops as a whaleback hill.  The sedimentary sequence and the interlayered waste zones between the mineralized units thicken to the west.  In 2001, Goldfields reported reserves of 131.2 million tonnes grading 1.6 g/t Au containing 6.862 million ounces of gold.  Total resources were reported as 340.4 million tonnes grading 1.6 g/t Au and containing 17.067 million ounces of gold.

The Roraima Group

The Roraima group in northern Brazil, southern Venezuela and the Guyanas contains conglomerate beds (paleoplacers) in which are found gold and diamonds.  Most of the placer gold and diamonds found in Venezuela and northern Brazil are thought to have been derived from paleoplacers in the Roraima (Heylmun, 2000).  The gold-bearing quartz pebble conglomerates of the Serra do Córrego Formation at Jacobina are the most significant known deposit of this type in South America.

Jacobina

Anglo American proposed a Witwatersrand-type paleoplacer model for the deposits of the Jacobina area and operated its mines on this principle, concentrating on stratigraphic mapping and correlation.  William staff indicated to Micon during the 1998 visit that they felt this was probably the original source for the gold, but that some remobilization had taken place, and refer to the presence of narrow, gold-bearing quartz veins in some of the nearby ultramafic dykes.  Micon concurred with this opinion, particularly in light of the apparent correlation of high fuchsite concentrations with high gold values.  Fuchsite is a hydrothermal alteration mineral and is rare in the Witwatersrand.  In addition, Micon notes that the highest-grade mineralization known to exist in the area occurs at Canavieiras where the most extensive structural deformation occurs.

The Company will be proceeding with its exploration program, using a similar geological model to William, and including more exploration effort directed towards the understanding of structure.

Exploration

The Company initiated a two phase exploration program in 2002, which was recommended by Micon.

The Company completed Phase I in 2003 and is in the process of completing Phase II of the exploration program. The Phase I exploration drill program consisted primarily of 12 NQ-sized (47.6 millimetre core) diamond drill holes totalling 2,247 metres, additional work included a regional exploration program using remote sensing imagery, analysis of airborne geophysical data, geological data compilation using GIS (geographic information system software) and a program of prospecting, sampling and mapping using garimpeiros.

The Phase II exploration program commenced in March 2003 and was planned to include 8,000 metres of NQ-sized (47.6 millimetre core) diamond drilling, induced polarization (IP) geophysical surveys and continuation of the regional exploration program. The bulk of the planned drilling is to test three major target areas in the Intermediate Reefs to outline open pittable mineral resources: Serra do Corrego (1,200 metres), Morro do Vento (4,000 metres) and Joao Belo Sul (2,400 metres).

As of August 12, 2003, 31 holes totalling 3,575 metres had been completed in the Phase II program. Of these, 21 holes totalling 2,311 metres have been drilled at Serra do Corrego and ten holes totalling 1,264 metres at Morro do Vento. A number of these holes have assays pending and the most recent holes are currently being logged and sampled. As a result of the success at Serra do Corrego in defining an indicated mineral resource for inclusion in the feasibility study and the encouraging first drill results from Morro do Vento, drilling at Joao Belo Sul has been deferred until more rigs are brought onto the site.

Assaying for the program continues to be carried out by Lakefield Geosol, an ISO 9002 laboratory based in Brazil, using fire assay on 50-g pulps. Check assaying is routinely carried out, by ALS Chemex in Vancouver, on 10% of sample pulps and 5% of sample rejects. Security is maintained at the core logging and sampling facility.

Dr. William Pearson, P.Geo, Vice President of Exploration of the Company supervised all exploration work of the Company used for mineral resource estimation.

SNC-Lavalin has reviewed the description of exploration in the August Micon Report and found that the reported approach and methodologies used to obtain and interpret the results were reasonable and appropriate for mineral resource estimation.  In SNC-Lavalin’s opinion, the Company’s exploration approach relied upon senior geological personnel who were knowledgeable and had 15 years of operating and geological experience with Jacobina.

Mineralization

Gold Mineralization

The host rocks to the Jacobina gold mineralization are highly sorted and rounded quartz pebble conglomerate reefs of the Serra de Córrego Formation.  Gold occurs predominantly within well packed conglomeratic layers in which small and medium size quartz pebbles are present.  The gold occurs within the matrix and often in association with pyrite and fuchsite. However, these accessory minerals also occur in the absence of gold.  Gold-rich reefs show a characteristic greenish aspect because of the presence of the chromium-rich muscovite, fuchsite.  Intra-reef quartzites typically contain low gold grades (<0.70 g/t Au).  Higher concentrations of gold are often encountered within the foreset beds, adjacent to topset beds, within a cross-bedded reef although this may also reflect structural upgrading.  Two important examples of this style of mineralization are the Canavieiras mine and the Garimpo Americano, both important exploration targets.

The gold-bearing reefs are typically 1.5 to 8.0 m wide, showing a lenticular shape with their major axis dipping easterly.  These reefs can be followed along strike for hundreds of metres, and in some cases for kilometres.  Some contacts between reefs and the later crosscutting mafic and ultramafic intrusives are enriched in gold.

Not all conglomerates of the Serra do Córrego Formation are mineralized and many are completely barren of gold.  Although they are quite homogeneous along their strike and dip extensions, the mineralized conglomerates differ from one another in stratigraphic position and mineralization patterns.  The differences are likely due to changes in the depositional environment, and possibly also in the source areas.  Recent work by JMC in the later years of mine operation, however, indicates that structure has a more important role in localizing gold mineralization.

Ore Zone Descriptions

While the reefs are variable in thickness, they are very continuous in strike length and down dip extension, reflecting their sedimentary origins.  Gold has a heterogeneous distribution within these reefs, with higher-grade concentrations often found at the upper contacts.  These higher-grade zones have been interpreted as being due to paleo-weathering, but may also reflect structural upgrading.  There are, however, other zones of gold enrichment related to tectonic activity.  In some cases (e.g. Canavieiras) the structural enrichment by remobilization is much more important than any weathering related enrichment.

Most of the gold occurs in the form of free gold, hosted almost exclusively in the matrix of the quartz pebble conglomerates.  Locally, economic zones of gold mineralization are found within the adjacent quartzites, but these are of limited importance.  The gold-mineralized matrix of both the conglomerates and adjacent quartzites are typically rich in fuchsite, giving the rocks a distinctive green colour on a fresh surface.  However, fuchsite-bearing conglomerates with little or no gold also occur.

Several of the conglomerates also have significant pyrite concentrations in their matrix, although the presence or absence of pyrite is not a useful indicator of gold grades.

Similar to other gold-bearing quartz pebble conglomerates of the world, the reefs at Jacobina also contain trace amounts of uranium, a potentially useful exploration tool especially in areas covered by later sediments.

Stratigraphy Of The Gold Mineralized Units Of The Lower Conglomerate Member

The Lower Conglomerate Member contains two principle reefs, the Basal Reef and the Main Reef.

The Basal Reef is presently known only at Itapicurú where it has been recognised along 1,600 m of strike, 700 m of which is exposed by underground development.  It constitutes the first conglomerate of the sequence, usually laid directly over the gneiss-greenstone basement although a narrow, basal quartzite bed is found locally between the basal conglomerate and the basement.  Typically the basal conglomerate is three to eight metres thick and pyritiferous, with small- to medium-sized well-packed pebbles.  Economic concentrations of gold occur along its lower portions, which are interpreted to result from the concentration of gold along shear zone contacts.  A layer of pebbly quartzite and a poorly-packed large pebble conglomerate with erratic and uneconomic concentrations of gold covers it.

The Main Reef is the next gold-mineralized conglomerate in the sequence and is composed dominantly of cross-bedded quartzite, with local conglomerate horizons.  This zone is up to twelve metres thick, and is located about 60 to 90 m above the basement.  As with the Basal Reef, the Main Reef zone occurs at Itapicurú, extending for 3,000 m from the Morro do Cuscuz area in the north, to Morro do Vento, in the south.

Along its full extent, the Main Reef Zone lies between two remarkably continuous and contrasting conglomerates. The Footwall Conglomerate is a very well packed and sorted, oligomictic, pyritiferous, medium-sized pebble conglomerate.  It is 35 to 45 m thick.  The Hangingwall Conglomerate is a 30 m- to 40 m-thick, poorly packed, oligomictic, large pebble conglomerate, devoid of pyrite and gold grades, and locally occupies channels cut in the Main Reef Zone.

The Main Reef is exposed underground along its complete strike length.  It consists of a bed of pyritiferous, small to medium pebble conglomerate.  It varies from 0.1 to 3.0 m in thickness, with an average of about 2.0 m.  Three channels of deposition have been identified, which usually narrow gently towards their edges and locally host enriched gold concentrations due to possible reworking.

Although it presents attractive grades and thickness, as demonstrated by core holes and the underground exposures, the central channel is broken by a zone of closely-spaced faults, and split into small slices, inhibiting mechanized mining.  Only a small part of this channel was exploitable with the methods used and was not considered a mineral reserve for the mine.  However, the southern channel is remarkably continuous and uniform and constitutes most of the resources and reserves previously reported by JMC for this conglomerate.

Stratigraphy Of The Gold Mineralized Units Of The Upper Conglomerate Member

The Upper Conglomerate Member contains sections of mineralized conglomerate units along its complete strike length, from Serra Branca in the north to Campo Limpo in the south, a distance of 28.5 km.  The better-known conglomerates are those already exposed by mining at Canavieiras, Serra do Córrego, Morro do Vento and João Belo.

The Upper Member has a great number of conglomerates, all well-packed, pebble-supported, oligomictic, and dominantly consisting of medium to very large quartz pebbles.  The conglomerates are concentrated in three massive units, each one aggregating to 65 to 80 m in thickness, all containing interbeds of planar or through cross-bedded quartzite.  The three conglomerate units (Lower, Intermediate, and Upper) are separated by two quartzites with widths ranging up to 90 to 100 m.

The Lower Conglomerate Unit of the Upper Conglomerate Member is host to most of JMC’s resource base reported at the time of mine closure, including the LMPC reef at the João Belo mine and the Intermediate Reef sequence at the Itapicurú mine.  The conglomerate beds consist typically of medium to large quartz pebbles supported in a sandy matrix.  The fuchsite-rich matrix has significant but variable amounts of pyrite.  The individual conglomerate beds can be traced on surface and in underground workings for hundreds of metres along strike and possess significant down dip extension.

At the João Belo North mine, the Lower Unit of the Upper Conglomerate Member consists of three consecutive, well-packed, pyritiferous quartz-pebble conglomerate units, all of which host mineralization that was previously mined.  The lower conglomerate layer, or MPC Reef, is mostly comprised of medium-sized pebbles, with a thickness of 1.0 to 3.5 m.  The second conglomerate layer, or LMPC Reef, consists of large and medium pebbles and is 3 to 15 m thick with variable gold values.  The upper conglomerate layer, or LVLPC Reef, varies from 3.0 to 5.0 m in thickness and consists of large to very large pebbles in a greyish matrix.  At some sites there is a mineralized small pebble conglomerate, known as the SPC Reef, at the upper contact of the LVLPC.  Thin wedges of quartzite often mark the contacts between the three conglomerates.  There are also differences in the colour of some pebbles, ranging from pink to yellow to green.  The mined zones extend for at least 900 m along strike and mine workings are presently focused in the LMPC Reef.

The João Belo mine included ore zones north and south of the cross cutting mafic dike.  The area immediately south of the dike is called João Belo South Extension and was drilled during 1997, confirming the continuity of the mine stratigraphy over 450 m to the south of the mine workings with similar grades and widths.

At Itapicurú (Morro do Vento), three oxidized conglomerates of the Lower Unit of the Upper Conglomerate have been developed and partially exploited underground.  All three have a pyrite-rich matrix and are well packed.  The lower is the Inferior Reef, with medium to large pebbles being continuous along strike for 250 m, and 1.4 m thick.  Above it, the Superior Reef (marked LMPC on the section) is characterized by medium to small pebbles toward the top and medium to large pebbles in the base.  The best-mineralized area is at the centre of Morro do Vento where over 280 m of strike length, with more than 3.0 g/t Au over 6.8 m thickness has been defined.  The upper mineralized conglomerate is the LVLPC Reef, made up of large and very large pebbles, but which is only locally mineralized.

At Serra do Córrego and Canavieiras the LU and MU Reefs (Lower Unit and Middle Unit) are located in the base of the Upper Conglomerate Member.  At the Canavieiras mine, these two reefs do not outcrop but were identified by three drill holes below the Piritoso Reef and are limited by faults and intrusive rocks.  The LU Reef occurs in the top of a conglomerate layer with medium-sized pebbles.  The MU Reef is pyritiferous, with large- to medium-sized pebbles and is more than 20 m thick.

At Serra do Córrego the LU and MU Reefs outcrop along a strike length of over one kilometre.  They are pyritic and contain medium-sized pebbles with locally higher gold values near the top.

In the Intermediate Unit of the Upper Conglomerate Member, mineralized conglomerates are more frequent in the lower section, and frequently amongst non-economic conglomerate beds.  They have a pyrite and fuchsite-rich matrix, and typically are one to several metres in thickness, with hundreds of metres of strike extension and a significant down-dip extension.  Some have smaller pebbles and better packing at their upper contact, clear indications of alluvial reworking.

At the Canavieiras mine, the Intermediate Unit of the Upper Member is 82 m thick and is characterized by six well-mineralized and well-packed oligomictic, and highly-pyritiferous conglomerates, of which the lower two, the Piritoso and the Liberino, were more developed and exploited along 500 m of strike length.  Both are extensively oxidized on the developed levels.  The most productive is the Piritoso Reef, located 10 m below the Liberino Reef, with 0.9 to 1.7 m of thickness and pebbles of medium size, where higher than average grades have been discovered. The Liberino Reef, averaging 6.1 g/t Au, is typically 1.3 m thick and consists of medium to large pebbles, in a greenish matrix (fuchsite).  The other reefs of the Intermediate Member are the 4A, 4B, N5, Holandes and Maneira.  These were only mined locally.

When mineral resources were estimated in 1997, the Canavieiras mine was considered to be of secondary importance.  However, structural and stratigraphic reviews had shown that the LU-MU reef could exist below the previously-mined Piritoso Reef.  One diamond drill hole was drilled in October/November 1997 which gave results of 7.07 g/t Au over a 24.0 m true width from the MU reef, and 2.55 g/t Au over 3.01 m from the LU reef.

These results significantly added to the knowledge of these deeper ore zones, and indicate a potential for the discovery of significant new mineral resources, not only in the Canavieiras mine, but throughout all of the mineralized zone of the Serra do Córrego Formation.

The Liberino and Piritoso reefs in the Canavieiras mine contain some of the highest grade ore ever mined by JMC.  This mine has very complex structural geology and the mineralized zones are limited by large faults, many of them filled with sheared volcanic material.  The higher-grade nature of this mineralization could well be related to this structural complexity.

Drilling

Drill Results

All drilling undertaken by the Company was conducted by contract diamond drillers using modern wireline surface drill rigs. The drills were aligned using foresights and backsights set up by the Company’s geologists. All holes were stopped under geological control to ensure that target horizons had been reached.

Serra do Corrego, located two kilometres north of the processing plant, is a 900-metre long target zone in the Intermediate Reefs. Drill holes in the Phase I program suggested the potential for an open pittable zone approximately 30 to 40 metres wide grading in the order of 1.0 to 1.3 g/t Au. The results of the definition drilling continue to confirm the overall continuity and grade of mineralization within the target zone. The new drill data combined with historical drill information have been used to estimate a new mineral resource.

Hole SCO-83, the first drill hole of the Phase II program, returned results of 3.70 g/t Au over a true width of 9.9 metres in the Maneira Reef and 0.86 g/t Au over 7.4 metres true width in the Holandes Reef. These reefs are approximately 200 metres stratigraphically above the Intermediate Reefs and are exposed continuously over a strike length of 1,800 metres on the east flank of the Serra do Corrego hill.

The focus of the additional drilling, from SCO-84 onwards, has been definition drilling of the Intermediate Reefs to outline an indicated mineral resource for inclusion in the feasibility study. Results indicate two higher-grade conglomerate reefs known as the Middle Unit (MU) and Lower Unit (LU) with lower grade mineralization in the quartzite separating them. Results from several holes such as SCO-84, which returned an average grade of 1.39 g/t Au over a true width of 32.1 metres, indicated potential for a significant open pittable zone.

The Company has identified a second large, potentially open-pittable target zone in the Intermediate Reefs at Morro do Vento. This area is located 1.5 kilometres south of the processing plant and is the southward continuation of the same reefs as at Serra do Corrego and Morro do Cuscuz from which significant drilling results were obtained in the Phase I program.

At Morro do Vento, the Intermediate Reef package consists of quartz pebble conglomerate layers interbedded with quartzite that averages about 70 metres in width and extends along strike for 2 kilometres. This package has been previously explored by 20 wide-spaced diamond drill holes over the 2-kilometre strike length as well as in limited underground workings. Conglomerates comprise approximately 25% to 40% of the package which has an overall average grade ranging from 1.5 to 1.7 g/t Au. The following table sets forth drilling results at Morro de Vento.

Table 4

DRILL RESULTS

Hole No.(1)	Dip (degrees)	From (m)	To (m)	Gold (g/t)	Interval (m)	True Width (m)	Depth Below Surface(2) (m)
MVT-289(3)	- 61	161.23	181.64	4.42	20.41	11.2	80
MVT-290	-63	142.46	148.06	2.92	5.60	4.9	90
MVT-291 Dip – 70 deg. Incl.	-70	35.46 51.32 74.60 74.60	38.25 58.95 128.64 95.48	1.42 1.73 1.48 2.58	2.79 7.63 54.04 20.88	2.3 6.3 44.3 17.1	40 58 106 90

_______________________

(1)

All holes are NQ diamond drill core size

(2)

Depth calculated based on midpoint of intersection

(3)

Assays are pending

Drilling in the Phase I program at Joao Belo Sul, located two kilometres south of the former Joao Belo Mine, outlined a major extension to the known mineralization. Hole JBA-292 intersected 3.75 g/t Au over a true width of 14.6 metres at a depth of about 69 metres below surface. This intersection included a high-grade section of 10.62 g/t Au over 3.6 metres true width. Ten holes totalling 2,400 metres are planned at Joao Belo Sul in Phase II.

The mineralized horizons intersected in the holes at Joao Belo Sul are believed to continue to the south for an additional nine kilometres of strike length to the Campo Limpo area where eight wide-spaced holes were previously completed over a strike length of 1,000 metres in the 1980’s. Significant results returned included 3.76 g/t Au over 9.5 metres true width and 2.65 g/t Au over 7.4 metres true width. Additional work must be completed to assess these intersections and evaluate continuity.

Interpretation of Drill Results

The information in this section has been derived from and, in some cases, excerpted from the Feasibility Study.

As of August 17, 2003 the database of drill results at the Jacobina project was considered “frozen” for the purposes of estimating resources (i.e. any subsequent sampling data was excluded from the mineral resource estimate database, although SNC-Lavalin understands from DSM that exploration drilling continued on the property).  The drill database used for Feasibility Study resource estimation by SNC-Lavalin was comprised of the JMC database (representing 95% of the reported total drilling meterage) and the more recently compiled drill database of the Company (representing 5% of the reported total meterage).  The aggregate database was comprised of 1,003 drill holes and 118,000 m of drilling.  A complete description of the drilling was not within the scope of the Feasibility Study.  However, SNC-Lavalin did provide the following chart summarizing the drill holes available by major exploration area, such chart being originally compiled by Micon.

Table 5

SUMMARY OF REPORTED DRILLING, JACOBINA MINE

	Holes in Data Base		Old Drill Holes		New DSM Drill Holes
Area	Number of Holes	Length (m)	Number of Holes	Length (m)	Number of Holes	Length (m)
Canavieiras (CAN)	111	12,551.46	107	11,330.27	4	1,221.19
Rio Coxo (COX)	2	189.18	0	0.00	2	189.18
João Belo Norte (JBA)	347	31,515.07	345	31,244.23	2	270.84
João Belo Sul (JBS)	10	1,890.28	10	1,890.28	0	0.00
Lagedo Preto (LGP)	22	3,724.47	22	3,724.47	0	0.00
Serra da Lagartixa (LGX)	1	740.42	1	740.42	0	0.00
Morro do Cuscuz (MCZ)	89	11,418.47	88	11,209.88	1	208.59
Morro da Viuva (MVA)	8	1,257.98	8	1,257.98	0	0.00
Morro do Vento (MVT)	340	43,385.12	330	42,121.03	10	1,264.09
Serra Branca (SBC)	7	2,050.71	7	2,050.71	0	0.00
Serra do Córrego (SCO)	109	14,883.67	85	12,210.52	24	2,673.15
TOTAL	1,046	123,606.83	1,003	117,779.79	43	5,827.04

JMC DRILLING

The database developed by JMC is comprised of three types of sample data.  These include surface drilled BQ (36.5 mm diameter core), underground TT sized core and channel/chip samples that have been composited into pseudo holes for use in resource estimation.

Until the 1990’s, the JMC database was strictly paper based.  JMC partially computerized the database after acquisition by William.  The Company has since completed this transfer to an electronic database.  As part of the transfer the Company undertook a detailed verification of all hole data checking original drill logs, assay certificates, survey data, maps and sections. The transfer of data and verification of inputs was undertaken by the Company staff, some of which were also employed by previous operators and was supervised by qualified person Dr. William Pearson, P.Geo., Vice President of Exploration of the Company.

All drill hole set-ups were located by a surveyor.  Drill hole locations were marked with a foresight and backsight, hole number, inclination and hole length.  Completion of drill holes was supervised by a geological technician who inspected core prior to approving drill moves.  All drill collars were surveyed upon completion by mine surveyors.  Most holes were less than 100 m in length and were surveyed using a downhole Tropari instrument.

Mapping of development headings at 1:200 scale were used to guide locations of channel samples.  These samples were taken in areas proximal to or within conglomerate. Mapping and chip/channel sampling as well as drill data were plotted on sections and plans and used for resource estimation.

COMPANY DRILLING

The Company’s drilling reported as of August 10, 2003 was comprised of 5,827 m in 43 NQ drill holes.  Drilling was divided into two Phases.  Phase I was comprised of twelve NQ holes, while Phase II as of August 12, 2003 was comprised of 41 holes.  That program was still ongoing at the time of writing of the August Micon Report.

The Company’s drilling was completed by contract diamond drillers using standard wireline surface drill rigs.  The Company’s staff geologists set up drill holes using foresights and backsights and ensured all drill holes were terminated once target horizons had been completely tested.  All drill exploration work by the Company was supervised by qualified person Dr. William Pearson, P.Geo., Vice President of Exploration of the Company.

Logging was completed by the Company’s employees, several of whom were former JMC employees.  Their familiarity with local rock types, stratigraphy, mineralization controls and rock codes previously used ensured consistency of procedures and logging within the database.  Lithologic codes used in the database were developed after extensive study by Anglo American geologists and sedimentologists.

The August Micon Report contains more detailed results of Phase I and Phase II.

Recent drilling used for the current resource estimate was focused on the 900 m long Intermediate Reef zones of Serra do Corrego, located 2 km north of the processing plant.  The results of the DSM infill definition drill program confirm the overall continuity and grade of mineralization within the zone.  Results indicate two higher grade conglomerate reefs known as the Middle Unit (MU) and Lower Unit (LU) with lower grade mineralization separating them.

SNC-Lavalin has reviewed the reported methodologies used for drilling, as summarized above, and found them to be reasonable.

The following table provides a summarized interpretation of drill results as well as an indication of zone true thickness. The reader is referred to the August Micon Report for additional information regarding sectional and longitudinal interpretations.

Table 6

SUMMARIZED INTERPRETATION OF RESULTS AND ZONE THICKNESS

Mine	Zone	Location	Strike	Thickness	Description
Itapicuru
	LVLPC	Morro de Vento	210 m	1.5 m	Large and very large pebbles, only locally mineralized.
	Superior Reef	Morro de Vento	300 m	6.8m	Medium to small pebbles, irregularly mineralized.
	Inferior Reef	Morro de Vento	250 m	1.4 m	Medium to large pebbles.
	Main Reef	60 to 90 m above basement, Itapicuru	3,000 m	Beds of 0.1 to 3.0 m Zone up to 12 m	Pyritic, small to medium pebble conglomerate beds. Three channels of deposition, broken by faults.
	Basal Reef	Base Itapicuru	1,600 m	3.0 to 8.0 m	Small to medium pebbles, enrichment of gold at its upper and lower portions.
Canavieiras
	Piritoso	Canavieiras	500 m	0.9 to 1.7 m	Average grade of 9.5 g/t Au, medium size pebbles.
	Liberino	Canavieiras	500 m	1.3 m	10 m above Piritoso, average grade of 6.1 g/t Au, medium to large pebbles.
	MU	Canavieiras	400 m	5 to 25 m	Pyritic, medium to large pebble conglomerates.
	LU	Canavieiras	400 m	1 to 10 m	Pyritic, large pebble conglomerates.
João Belo
	LVLPC	João Belo Norte	600+ m	3 to 5 m	Large to very large pebbles.
	LMPC	João Belo Norte	600+m	3 to 15 m	Large to medium pebbles, variable gold values.
	MPC	João Belo Norte	600 m	1.0 to 3.5 m	Medium size pebbles, locally contains pay values.

Sampling and Analysis

The information included in this section was derived from and, in some cases, excerpted from the Feasibility Study.

All drill core from the Jacobina property to be sampled was split in half and one half submitted for assay. In the early portions of the program a hand splitter was used. In the latter part, a diamond saw was obtained and sawing replaced most of the splitting except for lower priority samples. Sample lengths were selected based on lithology with the typical sample being about 0.5 metres long and the longest being approximately 1.0 metres. Much more extensive sampling of the surrounding quartzites is now being conducted because of the potential for low gold grades to affect potential open pit economics.

All samples were tagged with the sample tag stapled to the core box at the start of the sample and a second tag with the same number placed in the sample bag. Care was taken to thoroughly clean the splitter after each sample to avoid contamination of subsequent samples. All drill core, with the exception of some sections of barren intrusive, was split and sent for assay.

At the Jacobina property, a large covered storage facility (roof only), with offices, is maintained for logging and racking of core. This facility is protected by wire mesh and has a locked gate to prevent unauthorized access.  It has power and water and is located behind the former Jacobina mine’s main gate. Core is transported directly to this facility, from the drill rigs, and is logged and sampled. Bagged samples are stored in this secure environment at the mine until transported to the laboratory.

The primary analyses of all samples were performed by Lakefield Geosol Ltda. (Lakefield), an ISO 9002 certified laboratory located in Belo Horizonte. Samples were routinely shipped, in batches of 200 to 300, by truck to Salvador and then by air freight to Belo Horizonte. Turnaround time in the laboratory was approximately seven to ten days after receipt of samples.

For all batches of samples, 10% of the pulps and 5% of the rejects were routinely sent to a second laboratory, ALS Chemex (Chemex) in Vancouver, B.C. Selected pulps and rejects are sent to ALS Brasil by Lakefield Geosol. ALS Brasil rebags and numbers the pulps and pulverizes the rejects to 95% passing 200 mesh.  These samples are shipped to Vancouver for analysis.

Security of Samples

The information in this section has been derived from and, in some cases, excerpted from the Feasibility Study.

JMC maintained a large covered storage facility (roof only), with office, for logging and racking of core. This facility is equipped with power and water, protected by wire mesh and has a locked gate to prevent unauthorized access.  A security presence was maintained at the mine during its closure after 1998 so that any old core retained by the previous operators remains intact and in relatively good condition.  The Company has continued logging core at this site.

Core is transported directly to this facility from the drill rigs, and is logged and sampled.  Bagged samples are stored in this secure environment at the mine until transported to the laboratory.

Mineral Resource and Mineral Reserve Estimates

Mineral Reserves

The mining aspects of the Feasibility Study, including the estimation of mineral reserves, are based on a report prepared by Dynatec Corporation entitled “Feasibility Study to Establish the Viability of an Underground program at the Jacobina Mine Operation, Brazil” dated September 2003 (the “Dynatec Report”).

SNC-Lavalin reviewed the estimated mineral reserves prepared by Dynatec.  SNC-Lavalin opined that such mineral reserve estimates represent an estimate of the mineral reserves at Jacobina that, subject to certain assumptions and qualifications stated in the Feasibility Study, were prepared in accordance with methodologies that are compliant with the Canadian Institute of Mining, Metallurgy and Petroleum Standards and Mineral Resources and Reserves Definitions and Guidelines, the mineral reserve estimates set out in the Dynatec Report are set out in the following table.

Table 7

MINERAL RESERVES

	Proven		Probable		Proven and Probable
Operations	Tonnes	Au (g/t)	Tonnes	Au (g/t)	Tonnes	Au (g/t)
Joao Belo	1,720,000	2.20	5,750,000	2.08	7,471,000	2.10
Basal Reef	Nil	Nil	2,304,000	2.51	2,304,000	2.51
Serra do Córrego	Nil	Nil	972,000	2.14	972,000	2.14
Total	1,720,000	2.20	9.026,000	2.19	10,746,000	2.20

The qualified person that prepared the mineral reserve estimate for Dynatec was Mr. L. R. Hwozdyk, P. Eng., an associate of Dynatec.  The mineral reserve estimates are as of August 2003.

SNC-Lavalin’s review of the estimate in the Feasibility Study confirmed that only mineral resources that have demonstrated economic viability have been included in the estimated mineral reserves.

Mineral Resources

Micon has re-examined the updated mineral resource estimate. In August 2003, Micon opined that the estimates of the mineral resources at Jacobina were compliant with the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Reserves Definitions and Guidelines and reportable by the Company.  The qualified person responsible for the above mineral resource estimate was Mr. B. Terrence Hennessey, P.Geo., of Micon.

Table 8

MINERAL RESOURCES(1)

Category	Mine	Tonnes	Grade (g/t Au)	Contained Gold (ounces)
Measured	João Belo Itapicurú Serra do Córrego Canavieiras	2,301,000 245,000 10,000 56,000	2.41 5.70 7.50 6.73	178,100 44,900 2,400 12,100
	Subtotal	2,612,000	2.83	237,500
Indicated	João Belo Itapicurú Serra do Córrego Canavieiras	6,818,000 3,860,000 909,000 603,000	2.31 3.51 2.39 5.80	506,700 435,900 69,800 112,400
	Subtotal	12,190,000	2.87	1,124,800
Inferred	João Belo Itapicurú Serra do Córrego Canavierias Other Areas	8,574,000 12,203,000 1,812,000 4,026,000 2,872,000	2.77 2.00 2.95 3.55 3.25	764,100 784,100 171,900 458,900 300,500
	Subtotal	29,487,000	2.62	2,479,500

_______________________

(1) Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Mining Operations

Mining

According to the Dynatec Report, mining at the Jacobina site will be by sub-level open stoping methods using trackless techniques. Access to the mine will be via existing adits and ramps with extensions where required. The mine plan consists of stopes that approximately extend from 786 m level to 730 m level, 730 m level to 665 m level, 665 m level to 605 m level and 605 m level to 475 m level (working down dip). The vertical stope height is approximately 60 metres except for the 605 m level to 475 m level stope blocks. In general, the layout provides for drill drives to be established at intervals that limit longhole drilling to approximately 30 metres.  Drilling will be by tire-mounted, top-hammer drill rigs and will take place from the sub-level and the drill drift or undercut drift. Drill patterns have been based on the previous experience of the Company. ANFO will be the blasting agent used in the upholes. Cartridges of emulsion type explosive will be used for downholes and when wet conditions are encountered. All production mucking will be performed by 6.2 metre three load-haul-dump machines equipped with remote controls. Volvo 35 trucks will transport the ore to a surface stockpile. In the opinion of SNC-Lavalin, the mine plan proposed by Dynatec is reasonable.

Recoverability

Based on the metallurgical testwork completed by Lakefield, gold recovery during the conventional carbon-in-pulp circuit has been estimated by SNC-Lavalin to be 96.5%.

Plant Infrastructure

Plant infrastructure has been based on SNC-Lavalin’s observations at the Jacobina mine site and information provided by GEST – Engenharia e Consultoria Ltda. (“GEST”) and the Company.

The existing access road from the town of Jacobina will provide access to the Jacobina plant. Freshwater supply will be taken from the existing Cuia water dam. The existing freshwater distribution pumps, firewater pumps and potable water treatment pumps will be refurbished. Mine water will be supplied to each of the operating mines. Sewage from the process plant and the Joao Belo mine will be collected and disposed of in the existing sewage collection systems. The existing system of stormwater diversion drains and ditches divert clean stormwater around the process plant site area. The system is designed for zero stormwater discharge from the process plant area.

Water Management

Water management aspects of the Feasibility Study have been based on the observations of SNC-Lavalin and information provided by GEST and the Company. Input has been provided by GEST under the supervision of SNC-Lavalin. The capacity of the existing tailings management facility (‘‘TMF’’) has been estimated to be 4.5 Mt. This estimate is based on the existing pond elevation of 632 metres and a current maximum storage design elevation of 640 metres. Dam capacity will be adequate for three years at the proposed 1.5 Mt/a deposition rate. As of the second year after starting of the project, it will be necessary to raise the main dam and to build two saddle dams.  It will be necessary to construct new drainage diversion ditches when the tailings dam is raised. The new ditches will be at the higher elevation to divert drainage around the raised dam and the two saddle dams.

Environment

Although an environmental impact assessment (‘‘EIA’’) is not specifically required by Brazilian regulation to restart a previous operating mining project, the Company retained GEST to work with SNC-Lavalin to review the environmental regulatory framework, compile historic environmental data, review the proposed design for the Jacobina restart, provide a preliminary assessment of potential impacts and suggest measures that could be incorporated into the design of the facility to minimize the significance of potential impacts and ensure compliance with applicable regulatory standards.  Specific environmental tasks conducted during the feasibility stage included:

•

a preliminary inventory of existing environmental conditions, characterizing the general region in which the mine is located and the project site carried out by GEST and confirmed by SNC-Lavalin through their site visits;

•

initial consultation with state and federal environmental agencies by the Company and GEST;

•

a preliminary inventory of existing environmental contamination that resulted from the previous Jacobina mine operation, as observed by GEST and confirmed through SNC-Lavalin’s site visits;

•

an overview of the environmental regulatory framework and licensing requirements provided by GEST;

•

a preliminary environmental impact assessment of the proposed mine restart, including design modifications and mitigation to reduce the impact of the restart project to the environment, which was supervised by SNC-Lavalin;

•

development of the objectives and framework for an environmental management plan supervised by SNC-Lavalin; and

•

conceptual rehabilitation and closure plan developed by SNC-Lavalin with some data and advice provided by GEST.

Based on information provided by GEST and the Company, SNC-Lavalin concluded that:

•

the risk of significant environmental contamination from effluent discharges and emissions is low;

•

the risk of TMF failure or environmental contamination is low;

•

environmental permitting and approvals can be obtained in a timely manner; and

•

the risk of contamination following closure is low.

It is the opinion of SNC-Lavalin, on the basis of its observations and information provided by the Company and GEST, that at this stage the risk of significant environmental impacts and/or schedule delays arising from environmental or socio-economic concerns, either during operation, or following closure, is considered to be low. Additional studies and analyses at a higher level of detail will need to be conducted in subsequent stages of development to confirm these conclusions.

SNC-Lavalin recommended that during basic engineering the environmental component be expanded to include the following key activities:

•

preparation of an environmental management plan;

•

preparation of a comprehensive site closure and rehabilitation plan, including a refined estimate of costs and schedule for implementation of closure activities;

•

ongoing consultation with municipal, state and federal environmental regulatory agencies and further refinement of the regulatory framework which applies to the restart of operations;

•

further coordination of environmental elements into facility design;

•

additional data collection in areas considered important for updating the pre-construction environmental baseline and for facility design (expected to include surface and groundwater sampling and additional characterization of historic contamination);

•

preparation of necessary permit applications and all supporting analyses/documentation, including a more comprehensive environmental assessment document; and

•

community consultation activities.

SNC-Lavalin has been advised by the Company that the above referenced engineering has been initiated in part.

Implementation Schedule

The following major milestones for the Jacobina Project were set out in the Feasibility Study.

Milestone Description	Date
Project financing available	November 2003
Award of Licence of Operation	December 2003
Commence Joao Belo mine dewatering	January 2004
Mobilize for civil construction and expansion	January 2004
Complete mine access slashing	March 2004
Commence pre-production mine development	March 2004
Commence new electrical and mechanical installation	June 2004
Commence commissioning for pre-start	July 2004
Commence pre-start milling	September 2004
Commence process procurement activity	December 2004
Release electrical bulks for purchase	December 2004
Commence commissioning for full production	November 2004
Milling at full production	January 2005

Cost Estimates and Financial Analysis

Cost estimates and financial analysis prepared by SNC-Lavalin followed methodology and procedures and exercised due care consistent with the intended level of accuracy, using its professional judgment and reasonable care and is thus of the opinion that there is a high probability that actual costs will fall within the specified margin of error. However, no warranty should be implied as to the accuracy of estimates. SNC-Lavalin expressed no opinion in respect of estimates provided by the Company or others.

The capital cost is estimated to be US$33,857,000, excluding sustaining capital and mine closure costs. This estimate includes a 12.3% contingency on the process plant and infrastructure. The overall intended accuracy of the estimate is plus or minus 15%. The following table breaks down the estimated capital costs.

Item	Estimated Cost
Underground Mine	US$18,184,000
Surface Mine Infrastructure	1,201,000
Site and Process Infrastructure	841,000
Process Area	5,536,000
Tailings	340,000
Instrumentation	400,000
Indirect Costs	6,024,000
Owner’s Cost	1,331,000
Total Estimated Costs	US$33,857,000

Other Capital

The Company estimates that the other capital required to sustain the operation will be US$2,275,000.  Most of the expenditures are projected to be incurred in 2008 and 2009 in respect of underground equipment rebuilds. According to the Feasibility Study, the tailings management facility will be upgraded in 2007. The cost of this work has been estimated to be US$852,000. On the basis of the proposed mine closure plan developed by SNC-Lavalin and GEST, GEST has estimated mine closure costs to be US$2,309,000. SNC-Lavalin has reviewed the basis and details of these costs and concurs with the estimate.

Operating Cost Estimate

The operating cost estimate covers all aspects of the proposed operation. The estimate is based on an exchange rate of US$1.00 = BRL3.00. The mining costs have been estimated by Dynatec, and the process and general and administrative costs estimated by SNC-Lavalin. The following table provides a summary of the unit costs.

Area	US$ per tonne
Mining	7.50
Process	4.70
General and Administrative Costs	0.69
Total	12.89

Financial Analysis

SNC-Lavalin Capital Inc. carried out the financial analysis. The following table summarizes the results of the financial analysis. Two financial models have been run with the second model incorporating a tax loss of US$45,333,000, which the Company reported to be available.

Activity	Estimated Project Totals
Ore milled (tonnes)	10,746,000
Recovered gold (oz)	731,000
Revenues (‘000 US$)	255,884
Capital expenditures (‘000 US$)	33,857
Sustaining capital and closure costs (‘000 US$)	5,470
Expenses (‘000 US$)	140,139
EBITDA (‘000 US$)	115,745
Net income after taxes (‘000 US$)	51,334
Project estimated internal rate of return (IRR)	37.3%
Project IRR with tax loss	39.2%
Project net present value (NPV) @ 5% (‘000 US$)	37,560
Project NPV @ 7% (‘000 US$)	32,695
Project NPV @ 10% (‘000 US$)	26,452
Project NPV @ 5% (‘000 US$) with tax loss	38,102
Project NPV @ 7% (‘000 US$) with tax loss	33,319
Project NPV @ 10% (‘000 US$) with tax loss	27,166

The mine life is seven years based on the currently defined proven and probable mineral reserves estimated by Dynatec in the Dynatec Report. The average cash cost has been estimated to be US$189/oz over the seven-year life of the mine, excluding preproduction ore. The average amount of gold produced over the seven-year mine life, excluding preproduction ore to be mined in 2004, has been estimated to be approximately 102,500 ounces of gold per year. The financial analysis was conducted based on the following main assumptions:

•

all amounts are computed in US dollars;

•

the model was run with an assumption of no inflation;

•

gold price of US$350 per ounce. Gold price sensitivities were carried out. For a gold price variation of +10%, the estimated IRR would have an increase in 9.9% and for a variation of -10%, it would have a

•

decrease of 11%;

•

operating expenses are estimated to range between US$7.99 and US$13.90 per tonne of ore for each year of the project. Variance by year is dependent on the production for any given year;

•

the model assumed that the Jacobina project is owned 100% by a Brazilian entity; and

•

the analysis was performed using estimates of revenues, expenses, operations and maintenance costs and capital expenses as described in the Feasibility Study. A royalty of 1% of gross revenue has been included in the expenses.

In September 2003, the Company  exercised its option to acquire the remaining 49% interest of the Jacobina property from Valencia Ventures Inc. (formerly, William Multi-Tech Inc.) (‘‘VVI’’). The purchase price of $5 million was satisfied through a cash payment of $2 million and the issuance of 1,851,852 common shares in the capital of the Company to VVI at a price of $1.62 per share. As a result of the exercise of this option, the Company owns 100% of the Jacobina property subject to a 5% net profit interest in favour of a third party.

Mine Life

In September 2003, the Company received the report of Steffen Robertson and Kirsten (Canada) Inc. (“SRK”) in respect of a preliminary assessment of the extended life of mine plan for the Jacobina property based upon an evaluation of the economic potential of the inferred mineral resources at the Jacobina property.  The results of this preliminary assessment of SRK are summarized in a material change report of the Company dated September 12, 2003, which is incorporated herein by reference and can be viewed at www.sedar.com.

Exploration and Development

A description of the Company’s current and contemplated exploration and development activities is included under the heading “Narrative Description of the Business – Exploration” on page 7 of this annual information form.

ITEM 5:  SELECTED CONSOLIDATED FINANCIAL INFORMATION

5.1  Annual Information

		Year ended August 31
	2003	2002	2001

Net sales or total revenues	$82,442	$2,414	$107

Income from continuing operations
- in total	Nil	Nil	Nil
- per share	(0.00)	(0.00)	(0.00)

Net income (loss)
- in total	($2,254,073)	$(125,421)	$(38,569)
- per share	(0.09)	(0.01)	0.00

Total Assets	10,088,156	1,812,288	31,947

Total long term debt	Nil	Nil	62,102

Cash dividends declared per share	Nil	Nil	Nil

The Company's accounting policy with respect to deferred exploration costs is to capitalize expenditures incurred and charge the amounts to income when properties are developed to a stage of commercial production, through unit of production depletion.  If an area of interest is abandoned or if it is determined that its value is less than book value, the related costs are charged against income in the year of abandonment or determination of value.

In the fiscal year ending August 31, 2002, the Company wrote-off its investment in the Tubutama borate project. This one time write-off was in the amount of $23,249.

5.2  Dividends

The Company has not paid any dividends since incorporation and the Company does not expect to pay dividends in the foreseeable future.  Payment of dividends in the future is dependent upon the earnings and financial condition of the Company and other factors that the directors may deem appropriate at the time.  However, the Company is not limited in any way in its ability to pay dividends on its common shares.

ITEM 6:  MANAGEMENT'S DISCUSSION AND ANALYSIS

Reference is made to the information under the heading “Management’s Discussion and Analysis of Results of Operations and Financial Condition” on pages 13 through 20 of the Company’s 2003 Annual Report to Shareholders, which is incorporated herein by reference and can be viewed at www.sedar.com.

ITEM 7:  MARKET FOR SECURITIES

The common shares of the Company are listed and posted for trading on the TSX under the symbol DSM and are also quoted over the counter on the Berlin and Frankfurt Stock Exchanges under the symbol DRT.

Common share purchase warrants of the Company are posted for trading on the TSX, under the symbol “DSM.WT”.  Each such warrant is exercisable at a price of $2.50 before November 2008.

ITEM 8:  DIRECTORS AND OFFICERS

8.1  Name, Address, Occupation and Security Holding

The following table sets forth the name, municipality of residence, position held with the Company, principal occupation and number of shares beneficially owned by each person who is a director or an executive officer of the Company.  The statement as to the number of common shares of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised by the directors and executive officers hereinafter named is in each instance based upon information furnished by the person concerned and is as at January 7, 2004.

Name and Municipality of Residence	Position(s) Presently Held with Company & Period of Service as a Director/Officer	Principal Occupation	Number of Common Shares Beneficially Owned, Directly or Indirectly or Over which Control or Direction is Exercised
Stan Bharti Toronto, ON	Director & President since February 28, 2002	President and Chief Executive Officer of the Company	1,060,000
Gerald P. McCarvill (3)(4) Toronto, ON	Director & Chairman of the Board since July 15, 2002	Independent Businessman	536,000
Peter Bojtos(1)(2)(3) Lakewood, CO	Director since June 19, 2002	Professional Engineer	110,000
Kenneth Taylor(1)(2)(3)(4) New York, USA	Director since September 16, 2002	Business Consultant	Nil
Dr. William Pearson Thornhill, ON	Vice-President, Exploration since June 5, 2002, Director since August 23, 2002	Vice-President , Exploration of the Company	Nil
Nancy McInerney-Lacombe(1)(2)(4) Toronto, ON	Director since July 2, 2003	Financial Service Specialist	Nil
Stephen Woodhead Oakville, ON	Chief Financial Officer since May 1, 2003	Chief Financial Officer of the Company	Nil
Kurt Menchen Bahia, Brazil	Vice President, Operations (Brazil) since February 13, 2003	Vice President, Operations (Brazil) of the Company	Nil
Tony Wonnacott Toronto, Ontario	Corporate Secretary since December 11, 2003	Corporate Lawyer	Nil
John Carlesso Toronto, Ontario	Vice President, Corporate Development since October 23, 2003	Vice President, Corporate Development of the Company	Nil
Peter Tagliamonti Minas Gerais, Brazil	Vice President, Operations and Chief Operating Officer since November 11, 2003	Vice President, Operations and Chief Operating Officer of the Company	Nil

(1)

Member of the Audit Committee.

(2)

Member of the Compensation Committee.

(3)

Member of the Nominating Committee.

(4)

Member of the Corporate Governance Committee.

Each of the foregoing individuals has held his or her present principal occupation or other office or position with the same firm set opposite his or her name for the past five years, except for: Mr. Bharti who, from December 1999 to May 2001, was Chief Executive Officer of Galaxy Online Inc., and prior thereto, from May 1988 to December 1999, was President of BLM Service Group, and prior thereto, from July 1994 to January 1998, was President of William Resources Ltd.; Mr. McCarvill who, from December 1995 to July 2002, was President and Chief Executive Officer of McCarvill Corporation; Dr. Pearson who, from September 2000 to May 2003, was President and Chief Executive Officer of Association of Professional Geoscientists of Ontario, and prior thereto, and, from June 1996 to February 1999, was Vice President, Exploration of William Resources Ltd., and has, since March 1990, also served as President of Pearson Geological Ltd.; Ms. McInerney-Lacombe who, from May 1998 to December 1999, was Senior Vice President of Royal Bank of Canada; Mr. Woodhead who, from January 1997 to March 2002, was Chief Financial Officer of Trans Hex International Ltd.; Mr. Menchen who since December 1997 has been General Manager of William Resources Ltd.; Mr. Carlesso, who, from August 2000 to September 2003, was director of investor relations of Kasten Chase Applied Research Limited, and prior thereto, from 1993 to August 2003, was a private consultant; and Mr. Tagliamonti, who, from 1997 to November 2003, was Mine Manager of the Sao Bento Mine for Eldorado Gold Corporation.

The directors and senior officers as a group beneficially own directly or indirectly or exercise control or direction over 2.98% the outstanding common shares issued of the Company.

8.2  Corporate Cease Trade Orders Or Bankruptcies

None of the directors or officers of the Company, or a shareholder holding a sufficient number of securities of the issuer to affect materially the control of the issuer, is, or within the ten years before the date of this annual information form has been, a director or officer of any other issuer that, while that person was acting in that capacity,

(a) was the subject of a cease trade or similar order, or an order that denied the other issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days; or

(b) became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

8.3  Penalties or Sanctions

None of the directors or officers of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, have: (a) been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority; or (b) been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

8.4  Personal Bankruptcies

None of the directors or officers of the Company, or a shareholder holding a sufficient number of securities of the issuer to affect materially the control of the issuer, within the ten years before the date of this annual information form, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or officer.

8.5  Conflicts Of Interest

Certain of the Company’s directors and officers serve or may agree to serve as directors or officers of other reporting companies or have significant shareholdings in other reporting companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for or against the approval of such a participation or such terms.  From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program.  It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment.  Under the laws of Canada, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.  In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

Stan Bharti, the President and Chief Executive Officer of the Company, is also a director and former officer of Valencia Ventures Inc. (“VVI”) (formerly William Multi-Tech Inc. and, prior to that, William Resources Inc.), the entity from which the Company acquired the Jacobina property.  At the time that the Company and VVI entered into the agreement that entitled the Company to earn a 51% interest in the Jacobina property, Mr. Bharti was not an officer or director of the Company.  At the time that VVI granted the Company the option to acquire the remaining 49% interest in the Jacobina property, Mr. Bharti refrained from participating in the negotiations that led to the granting of the option, declared his interest in the matter and refrained from voting at the directors meetings held to approve the granting of the option.

ITEM 9:  ADDITIONAL INFORMATION

1.   The Company shall provide to any person or company, upon request to the Corporate Secretary of the Company:

a)

when the securities of the Company are in the course of a distribution under a preliminary short form prospectus or a short form prospectus,

i.

one copy of this annual information form, together with one copy of any document, or the pertinent pages of any  document, incorporated by reference in this annual information form;

ii.

one copy of the comparative financial statements of the Company for its most recently completed financial year for which financial statements have been filed together with the accompanying report of the auditor and one copy of the most recent interim financial statements of the Company that have been filed, if any, for any period after the end of its most recently completed financial year;

iii.

one copy of the information circular of the Company in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared instead of that information circular, as appropriate; and

iv.

one copy of any other document that is incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to (iii) above; or

b)   at any other time, one copy of any documents referred to in (a)(i), (ii) and (iii) above, provided that the Company may require the payment of a reasonable charge if the request is made by a person or company who is not security holder of the Company.

Annual financial statements, proxy circulars and interim financial statements of the Company filed with the British Columbia Securities Commission are available at the SEDAR internet web site (www.sedar.com).

Additional information, including directors' and officers' remuneration and indebtedness in respect of the Company, principal holders of the Company’s securities, options to purchase securities and interests of insiders in material transactions, as applicable, is contained in the management information circular of the Company dated December 19, 2003.  Additional financial information is provided in the Consolidated Financial Statements of the Company for its most recently completed financial year.

NOTES

Metric Equivalents

For ease of reference, the following factors for converting imperial measurements into metric equivalents are provided:

To Convert from Metric	To Imperial	Multiply by
hectares	Acres	2.471
metres	Feet	3.281
kilometres	Miles	0.621
tones	tons (2,000 pounds)	1.102
grams/tonne	ounces (troy)/ton	0.029

Glossary of Terms

Except as otherwise defined, the following terms, used in this Annual Information Form, have the following meanings:

Au:	Gold
deposit:

A mineralized body which has been physically delineated by sufficient drilling, trenching, and/or underground work, and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures.  Such a deposit does not qualify as a commercially mineable ore body or as containing reserves of ore, unless final legal, technical, and economic factors are resolved.

g/t; g Au/t:	Grams per metric tonne; grams gold per metric tonne.
geological resources:

Mineralized material which in total does not constitute ore, but which may contain one or more zones of ore.  Geological resources are categorized as inferred, indicated and measured according to the degree of certainty with which their grade and tonnage are known.  A geological resource is sometimes referred to as a "mineral resource".

indicated resource:

That material for which tonnage and grade are computed partly from specific measurements, samples or production data and partly from projection for a reasonable distance on geological evidence and for which the sites available for inspection, measurement and sampling are too widely or otherwise inappropriately spaced to outline the material completely or to establish its grade throughout.

inferred resource:

That material for which quantitative estimates are based largely on broad knowledge of the geological character of the deposit and for which there are few, if any, samples or measurements and for which the estimates are based on an assumed continuity or repetition for which there are reasonable geological indications, which indications may include comparison with deposits of similar type and bodies that are completely concealed may be included if there is specific evidence of their presence.

JMC	Jacobina Mineração e Comércio SA, the Brazilian company that holds the claims for the Jacobina project.
measured resource:

That material for which tonnage and grade are computed from dimensions revealed in outcrops or trenches or underground workings or drill holes and for which the grade is computed from the results of adequate sampling, and for which the sites for inspection, sampling and measurement are so spaced and the geological character so well defined that the size, shape and mineral content are established and for which the computed tonnage and grade are judged to be accurate within stated limits.

Micon	Micon International Limited, a geological consulting company that has reviewed information on the project.
net profits royalty:

A phrase used to describe a royalty payment made by a producer of metals based on a percentage of revenue from production, less deduction of the costs of commercial production, including exploration, capital and operating costs.

net smelter return royalty:

A phrase used to describe a royalty payment made by a producer of metals based on gross metal production from the property, less deduction of certain limited costs including smelting, refining, transportation and insurance costs.

ore:	A natural aggregate of one or more minerals which, at a specified time and place, may be mined and sold at a profit or from which some part may be profitably separated.
ounces/oz:	Troy ounces.
oz/ton:	Troy ounces per short ton.
probable ore reserves:	That part of an indicated resource for which economic viability has been demonstrated at a confidence level which would justify a commitment to major expenditures.
proven ore reserves:

That portion of a measured resource for which technical and economic factors have been established at a high confidence level.  The term is generally restricted to that part of a reserve which is being developed or mined or for which there is a detailed mining plan.

SNC-Lavalin	SNC-Lavalin Engineers & Constructors, Inc.
ton:	Short ton (2,000 pounds).
tonne:	Metric tonne (1,000 kilograms).

DESERT SUN MINING CORP.

CONSOLIDATED BALANCE SHEETS

(Stated in Canadian Dollars)

November 30,

August 31,

2003

2003

(Unaudited)

(Audited)

Assets

Current

Cash and equivalents (Note 2)

$

32,883,590

$

6,832,461

Amounts receivable and prepaid expenses

66,402

68,742

32,949,992

6,901,203

Exploration property, plant and equipment

9,153,100

3,147,498

Equipment

52,922

39,455

$

42,156,014

$

10,088,156

Liabilities

Current

Accounts payable and accrued liabilities

$

88,804

$

487,632

Shareholders' Equity

Share capital (Note 3)

44,887,623

16,952,085

Warrants (Note 4)

7,083,965

1,682,832

Contributed surplus

393,419

428,419

Deficit

(10,297,797)

(9,462,812)

42,067,210

9,600,524

$

42,156,014

$

10,088,156

Responsibility for Financial Statements

The accompanying financial statements for Desert Sun Mining Corp. have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied.  The most significant of these accounting principles have been set out in the August 31, 2003 audited financial statements.  Only changes in accounting policies have been disclosed in these financial statements.  These statements are presented on the accrual  basis of accounting.  Accordingly, a precise determination of many assets and liabilities is dependent upon future events.  Therefore, estimates and approximations have been made using careful judgement.

Recognizing that the Company is responsible for both the integrity and objectivity of the financial statements, management is satisfied that these financial statements have been fairly presented.

See notes to the consolidated financial statements

DESERT SUN MINING CORP.

(Stated in Canadian Dollars- Unaudited)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

Three Months Ended

November 30,

2003

2002

Revenue

$

-

$

-

Expenses

Amortization

2,785

232

Consulting fees (Note 1)

246,957

42,000

Investor relations and shareholders' information

126,597

27,861

Management and administrative services

252,750

154,098

Office and miscellaneous

111,556

100,298

Professional fees

33,895

9,933

Transfer agent, listing and filing fees

13,699

1,215

Travel and entertainment

118,755

64,733

906,994

400,370

Other

Interest income

(72,009)

(13,402)

Foreign exchange loss/(gain)

-

(6,946)

Net loss for the period

(834,985)

(380,022)

DEFICIT, beginning of period

(9,462,812)

(7,208,739)

DEFICIT, end of period

$

(10,297,797)

$

(7,588,761)

Net loss per share (Note 8)

$

(0.02)

$

(0.02)

Weighted average number

of shares outstanding

45,014,264

16,882,253

See notes to the consolidated financial statements

DESERT SUN MINING CORP.

(Stated in Canadian Dollars - Unaudited)

CONSOLIDATED STATEMENTS OF CASH FLOWS

Three Months Ended

November 30,

2003

2002

Cash Provided by (Used in):

OPERATING ACTIVITIES

Loss for the period

$

(834,985)

$

(380,022)

Adjustment for non-cash items:

Amortization

2,785

232

Compensation expense (Note 1)

-

42,000

Net change in non-cash working

capital balances

(396,488)

12,788

(1,228,688)

(325,002)

INVESTING ACTIVITIES

Exploration property, plant and equipment (net)

(3,005,602)

(438,075)

Purchase of equipment (net)

(16,252)

(9,290)

(3,021,854)

(447,365)

FINANCING ACTIVITIES

Issuance of special warrants

-

100,000

Issuance of common shares

30,301,671

13,715

30,301,671

113,715

CHANGE IN CASH AND EQUIVALENTS,  for the period

26,051,129

(658,652)

CASH AND EQUIVALENTS, beginning of period

6,832,461

1,735,139

CASH AND EQUIVALENTS, end of period

$

32,883,590

$

1,076,487

See notes to the consolidated financial statements

DESERT SUN MINING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars - Unaudited)

Three Months Ended November 30, 2003

1.

SIGNIFICANT ACCOUNTING POLICIES

The management of Desert Sun Mining Corp. ("Desert Sun" or the "Company") have prepared these unaudited financial statements for the three months ended November 30, 2003, in accordance with Canadian generally accepted accounting principles for interim financial statements.  These financial statements should be read in conjunction with the August 31, 2003 audited financial statements.

These unaudited interim financial statements follow the same accounting policies as the August 31, 2003 audited financial statements, except for the following:

Stock - Based Compensation

The CICA Handbook Section 3870 requires that compensation for option awards to employees be recognized in the financial statements at fair value for options granted in fiscal years beginning on or after January 1, 2004. The Company, as permitted by CICA Handbook Section 3870, has adopted this section prospectively for new option awards granted on or after September 1, 2003. Accordingly, a fair value compensation expense would have been recorded for the three months ended November 30, 2003 for awards granted in this period, but for the fact that the options only vested upon shareholder approval of the revised stock option plan which was received on January 21, 2004 (see also note 6(b)).  The proforma expense applicable to the options granted to consultants in the three months ended November 30, 2002 was  $42,000.

The disclosure in these interim financial statements may not conform in all respects to Canadian generally accepted accounting principles for annual financial statements.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these unaudited consolidated financial statements. Operating results for the three months ended November 30, 2003 are not indicative of the results that may be expected for the full year ending August 31, 2004.

2.

CASH AND EQUIVALENTS

Cash and equivalents comprised cash on hand and short-term investments generally which mature within 90 days from date of acquisition. The investments are held in a Canadian chartered bank or a financial institution controlled by a Canadian chartered bank.

3.

SHARE CAPITAL

a)

Authorized - unlimited common shares without par value

b)

Issued

Number of Shares

Amount

Beginning balance, August 31, 2003 (audited)

32,868,484

$

16,952,085

Issued for Jacobina gold property (Note 3(c))

1,851,852

3,000,000

Private placement - gross proceeds (Note 3(d))

8,115,000

11,198,700

Private placement - gross proceeds (Note 3(e))

11,764,707

20,000,002

Warrant valuation (Note 3(e))

(5,823,530)

Exercise of warrants - cash proceeds

2,240,000

1,218,300

Exercise of warrants - warrant valuation allocation

422,397

Exercise of stock options for cash

320,000

200,600

Exercise of stock options - option valuation allocation

35,000

Share issue costs

(2,315,931)

Ending balance, November 30, 2003 (unaudited)

57,160,043

$

44,887,623

DESERT SUN MINING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars - Unaudited)

Three Months Ended November 30, 2003

3.

SHARE CAPITAL (Continued)

(c)

Acquisition of 100% of the Jacobina Mine

In September 2003, Desert Sun exercised its option to acquire the remaining 49% interest of the Jacobina property from Valencia Ventures Inc. (''VVI''). The purchase price of $5 million was satisfied through a cash payment of $2 million and the issuance of 1,851,852 common shares in the capital of the Company to VVI at a price of $1.62 per share. As a result of the exercise of this option, Desert Sun owns 100% of the Jacobina property subject to a 5% net profit interest in favour of a third party. To give effect to this acquisition, Desert Sun has acquired a 100% interest in the equity of Jacobina Mineração e Comercio Ltda. ("Jacobina"), the Brazilian company that holds the mining and exploration licences, fixed property, etc.

(d)

$11 million private placement

In September 2003 Desert Sun issued 8,115,000 common shares at a price of $1.38 per share for total gross proceeds of $11.2 million pursuant to an underwriting agreement with Sprott Securities Inc., Griffiths McBurney & Partners, Octagon Capital Corporation and Pacific International Securities Inc. Proceeds from the offering are to be used to fund the development of the Jacobina project in Brazil and for working capital purposes.

(e)

$20 million bought deal financing

In November 2003, Desert Sun completed a bought deal financing pursuant to which it raised $20 million through the issuance of 11,764,707 units at a price of $1.70 per unit. Each unit consisted of one common share and one-half of one common share purchase warrant of Desert Sun. Each whole warrant will be exercisable at a price of $2.50 and expire on November 20, 2008.  Proceeds from the offering are to be used to fund the development of the Jacobina project in Brazil and for working capital purposes.

The gross proceeds have been prorated to common shares and warrants based on the fair value of each component, as follows:  shares - $14,176,470; warrants - $5,823,530.

(f)

Compensation options

As part of the private placement on July 22, 2003, 227,272 Compensation Options were issued.  Each Compensation Option entitles the holder to purchase one Compensation Unit at a price of $1.10 per Compensation Unit until July 22, 2005.  Each Compensation Unit consists of one common share of the Company and one half of one common share purchase warrant.  Each whole warrant entitles the holder  to purchase one common share of the Company at a price of $1.35 until July 22, 2005.

DESERT SUN MINING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars - Unaudited)

Three Months Ended November 30, 2003

4.

WARRANTS

The following summarizes the warrant activity during the three months ended November 30, 2003:

Number of

Weighted Average

warrants

Exercise Price

Balance, August 31, 2003 (audited)

7,288,260

$

1.00

Issued

5,882,353

2.50

Exercised

(2,240,000)

0.54

Balance, November 30, 2003 (unaudited)

10,930,613

$

1.90

Summary of warrants outstanding at November 30, 2003:

Expiry Date

Number of Warrants

Exercise Price

Amount (*)

August 3, 2004

600,000

 $0.50

$

108,000

August 18, 2004

2,275,533

   1.25

500,617

July 22, 2005

2,172,727

   1.35

651,818

November 20, 2008

5,882,353

   2.50

5,823,530

10,930,613

 $1.90

$

7,083,965

(*) Black-Scholes valuation

5.

STOCK OPTIONS

The following summarizes the stock option activity during the period:

Number of

Weighted Ave.

Options

Exercise Price

Balance, August 31, 2003 (audited)

3,133,497

$

0.79

Exercised during the period

(320,000)

0.63

Granted during the period

2,600,000

1.63

Balance, November 30, 2003 (unaudited)

5,413,497

$

1.20

DESERT SUN MINING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars - Unaudited)

Three Months Ended November 30, 2003

5.

STOCK OPTIONS (Continued)

As of November 30, 2003, the following options to acquire common shares were outstanding:

Expiry Date

Number of Options

Exercisable

Exercise Price

Options

($)

July 11, 2007

677,500

677,500

  0.38

September 16, 2007

132,000

132,000

  0.40

September 16, 2007

132,000

132,000

  0.60

September 16, 2007

132,000

132,000

  0.80

February 4, 2008

1,289,997

1,289,997

  1.00

April 23, 2008

225,000

225,000

  1.00

July 2, 2008

100,000

25,000

  1.00

July 23, 2008

75,000

75,000

  1.10

July 25, 2008

50,000

12,500

  1.35

September 22, 2008

2,150,000

-

  1.62

October 21, 2008

400,000

-

  1.65

November 17, 2008

50,000

-

  1.95

5,413,497

2,700,997

 1.20

6.

STOCK OPTION COMPENSATION ADJUSTMENT

a)

Vested stock options

During the three months ended November 30, 2003, 2,600,000 stock options were issued to directors, officers and consultants of the Company.  These options will be expensed in the statement of operations and deficit as the options vest.  During the quarter ended November 30, 2003, no further options have vested.

(b)

Stock options not vested

Summary of stock options not vested at November 30, 2003:

(i)

2,150,000 stock options exercisable at $1.62 and expire September 23, 2008

Dividend yield 0%, expected volatility 78%, risk - free interest rate of 4.0% and an expected life of 5 years. Value assigned to the 2,150,000 stock options was $2,279,000.

(ii)

400,000 stock options exercisable at $1.65 and expire October 22, 2008

Dividend yield 0%, expected volatility 78%, risk - free interest rate of 4.0% and an expected life of 5 years. Value assigned to the 400,000 stock options was $432,000.

(iii)

50,000 stock options exercisable at $1.95 and expire November 17, 2008

Dividend yield 0%, expected volatility 78%, risk - free interest rate of 4.0% and an expected life of 5 years. Value assigned to the 50,000 stock options was $64,000.

The Black-Scholes valuation for the above mentioned stock options will be expensed in the statement of operations when they vest.

DESERT SUN MINING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars - Unaudited)

Three Months Ended November 30, 2003

7.

INCOME TAXES

The estimated taxable income for the period is nil. Based upon the level of historical taxable income it cannot be reasonably estimated at this time if it is more likely than not that the Company will realize the benefits from future income tax assets or the amounts owing from future income tax liabilities.  Consequently, the future recovery or loss arising from differences in tax values and accounting values have been reduced by an equivalent estimated taxable temporary difference valuation allowance. The estimated taxable temporary difference valuation allowance will be adjusted in the period that it is determined that it is more likely than not that some portion or all of the future tax assets or future tax liabilities will be realized.

For further information on the Company's actual losses for tax purposes, refer to Note 7 of the August 31, 2003 audited financial statements. The benefit of these losses and the estimated loss for the period ended have not been recognized in these unaudited consolidated financial statements.

8.

BASIC AND DILUTED LOSS PER SHARE

Basic loss per share is computed by dividing the loss for the period by the weighted average number of common shares outstanding during the period.  Diluted loss per share reflects the maximum possible dilution from the potential exercise of stock options and warrants.  Diluted loss per share is the same as basic loss per share since the conversion of stock options and warrants would be anti-dilutive.

9.

RELATED PARTY TRANSACTIONS

All transactions with related parties have occurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

(a)

Management and administrative services expense includes $22,500 (2003 - $22,500), which was paid to a company controlled by an officer and director of the Company for administrative services including the services of the Company's corporate secretary.

(b)

Various directors, officers and companies controlled by directors and/or officers of Desert Sun were paid $230,250 (2003 - $65,000) in service fees and bonuses during the period.  The service fees are subject to consultant agreements.  The related parties are also reimbursed for out-of-pocket expenses relating to the business of Desert Sun.

(c)

Desert Sun shares its premises with other companies that have common directors.  Desert Sun is reimbursed by the related companies for their proportional share of the expenses.

(d)

An officer and director of the Company is a director of VVI.

10.

COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to conform to the presentation adopted in the current year.

DESERT SUN MINING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars - Unaudited)

Three Months Ended November 30, 2003

As of January 25, 2004 the following items were outstanding:

1)

57,160,043 common shares

2)

Warrants

Expiry Date

Number of Warrants

Exercise Price

Amount (*)

August 3, 2004

600,000

 $0.50

$

108,000

August 18, 2004

2,275,533

   1.25

500,617

July 22, 2005

2,172,727

   1.35

651,818

November 20, 2008

5,882,353

   2.50

5,823,530

10,930,613

 $1.90

$

7,083,965

(*) Black-Scholes valuation

3)

Stock Options

Expiry Date

Number of Options

Exercise Price

($)

July 11, 2007

677,500

  0.38

September 16, 2007

132,000

  0.40

September 16, 2007

132,000

  0.60

September 16, 2007

132,000

  0.80

February 4, 2008

1,289,997

  1.00

April 23, 2008

225,000

  1.00

July 2, 2008

100,000

  1.00

July 18, 2008

75,000

  1.10

July 25, 2008

50,000

  1.35

September 23, 2008

2,150,000

  1.62

October 22, 2008

400,000

  1.65

November 17, 2008

50,000

  1.95

5,413,497

  1.20

4)

Compensation options

As part of the private placement on July 22, 2003, 227,272 Compensation Options were issued.  Each Compensation Option entitles the holder to purchase one Compensation Unit at a price of $1.10 per Compensation Unit until July 22, 2005.  Each Compensation Unit consists of one common share of the Company and one half of one common share purchase warrant.  Each whole warrant entitles the holder  to purchase one common share of the Company at a price of $1.35 until July 22, 2005.

DESERT SUN MINING CORP.

Management’s Discussion and Analysis

(All amounts stated in Canadian dollars, rounded to the nearest thousand, unless otherwise indicated)

Management’s discussion and analysis should be read in conjunction with the Consolidated Financial Statements as well as the Consolidated Annual Financial Statements for the fiscal year ended August 31, 2003, and is intended to provide the reader with a review of the factors that affected the Company’s performance during the three month period ending November 30, 2003 and those factors reasonably expected to impact on future operations and results.

Overview

Desert Sun Mining Corp. (“Desert Sun” or the “Company”) is engaged in the acquisition, exploration and development of mineral properties for the purpose of producing precious metals. The Company’s principal asset is its 100% interest in the Jacobina gold property located in the State of Bahia, in northeastern Brazil. The Jacobina property is currently at the development stage. The common shares of Desert Sun trade on the Toronto Stock Exchange under the trading symbol DSM and are also quoted over the counter on the Berlin and Frankfurt Stock Exchanges under the symbol DRT.

Results of Operations

On a consolidated basis, Desert Sun recorded a net loss from operations of $835,000 in the three months ended November 30, 2003, or 2 cents per share, compared with a the net loss in the first quarter of fiscal 2003 of $380,000, or 2 cent per share. Ongoing general and administration expenses, excluding extraordinary consulting fees, performance bonuses and travel expenses not expected to be repeated, are anticipated to be in the range of $500,000 to $600,000 per quarter.

In the three months ended November 30, 2003, Desert Sun invested $6 million in the acquisition, exploration and development of the Jacobina property, including $5 million to acquire the remaining 49% interest in the Jacobina property from Valencia Ventures Inc., compared with $438,000 during the comparable period of the previous fiscal year. The purchase price of $5 million was satisfied through a cash payment of $2 million and the issuance of 1,851,852 common shares at a price of $1.62 per share.

Exploration property, plant and equipment may be summarized as follows:

Balance at

Expenditure

Balance at

August 31

during the

November 30

2003

period

2003

Acquisition costs

   325,000

5,000,000

5,325,000

Feasibility study expenses

   627,000

     73,000

   700,000

Drilling and assaying

   832,000

   282,000

1,114,000

Geological and geophysical

   379,000

   203,000

   582,000

Permitting

     32,000

     12,000

     44,000

Site labour and consumables

   706,000

   252,000

   958,000

Transport, travel and consumables

   246,000

     81,000

   327,000

Mine development

--

   103,000

   103,000

3,147,000

6,006,000

9,153,000

Significant operating expenses were as follows:

Management and administrative services, of $253,000 in the three months ended November 30, 2003 (2003: $154,000), included directors’ fees of $12,000 and bonuses paid upon the achievement of important milestones of $110,000. Also included in the above is $23,000 paid to a company controlled by a director of Desert Sun, for administrative services including the services of the Company’s corporate secretary. The increase in management costs is in line with the growth in the Company, along with the development of the Jacobina project, with additional staff being added as well as increased time commitments by existing members since work began in earnest in September 2002.

Investor relations and shareholders information, together with Consulting fees, of $127,000 (2003: $28,000) and $247,000 (2003: $42,000) respectively in the three months ended November 30, 2003, relate to a sustained campaign to increase awareness of the Company and its project both in North America and Europe. Activities included attendance at trade shows, internet based advertising, and reports in the printed media. A substantial portion of the consulting fees is not expected to reoccur in future quarters. Consulting fees in 2003 included $42,000, calculated to be the fair value of the options granted to consultants in that period.

Travel and entertainment costs amounting to $119,000 (2003: $65,000) are due principally to the investor relations and financing activities of management as they seek to educate investors about developments at the Company and raise the necessary finance for its ongoing activities.

Office and miscellaneous costs of $112,000, compares favourably with the level of expenditure in the first quarter of fiscal 2003, of $100,000, especially considering the ongoing expansion of the Toronto office. Desert Sun shares its premises with other companies that have common directors and as a result, the costs related to the expansion of the Toronto office have been reduced as the Company is reimbursed by these companies for their proportional share of the expenses.

Exploration update

Feasibility Study (completed):

1.

Micon International reviewed and confirmed the measured and indicated mineral resources of 14,802,000 tonnes grading 2.86 g Au/t containing 1,362,000 ounces gold and inferred mineral resources of 29,487,000 tonnes grading 2.62 g Au/t containing 2,479,500 ounces of gold in the Jacobina mine area.

2.

The SNC Lavalin Feasibility study confirmed the economics of bringing the Jacobina mine back into production and outlined a mineral reserve of 10,746,000 tonnes grading 2.20 g Au/t containing 758,600 ounces of gold.

3.

SRK Consulting extended the SNC Lavalin Feasibility Study mine plan (2004 to 2011) an additional 11 years to early 2023 by scheduling the potentially “mineable tonnes” resulting from the conversion of inferred resources based on historical data. SRK considered that Jacobina has the potential to deliver “economically mineable tonnes” containing 2 million recoverable ounces of gold. It must be cautioned that the SRK study is not adequate to definitely confirm the economics of the inferred mineral resources and that there is no guarantee that further drilling will upgrade the inferred resources.

4.

Based on the SNC Feasibility, the mine can be in full production by 2005, producing at about 102,000 ounces per year at an average cash cost of US $189 per ounce. The Capital Cost (net of preproduction cash flow) is estimated at US$30.7 million; with the After Tax Internal Rate of Return of 39.2% at US$350 per oz. gold price.

Development of the Jacobina mine:

1.

On site, work is progressing on cleanup and rehabilitation of the processing plant. A contractor has commenced mechanical and structural work at the plant.

2.

The Canavieiras mine has been dewatered and services are being installed. Dewatering of the Itapicuru and Joao Belo Mines commenced in January 2004.

3.

Reddick Consulting is preparing a preliminary resource block model for Morro do Vento to provide the basis for a preliminary pit design and scoping study to be carried out by SRK Consulting. Results of this work will be used to guide further definition drilling to define an indicated open pittable mineral resource upon which a feasibility study can be based.

4.

SRK has also been retained to review the potential of an expanded production rate scenario based on the potential “mineable tonnes” in their original preliminary evaluation.

Exploration:

1.

The Company’s work to date has outlined an extensive mineralized belt, known as the “Bahia Gold Belt”, which extends over 110 kilometres in strike length and has numerous garimpos (free miner workings). In September 2003, as a result of these encouraging results and the positive feasibility study, Desert Sun initiated a major expansion of the exploration program at a cost of US$5 million. This program, which includes 41,500 metres of drilling, is focusing on upgrading present inferred mineral resources to indicated mineral resources within the mine areas (Joao Belo, Itapicuru (Basal Reef) and Canavieiras); defining additional inferred mineral resources down-dip and along strike of known resources in mine areas; and expanding drilling on targets outlined earlier at Morro do Vento, Joao Belo Sul, Serra do Córrego and Campo Limpo.

2.

Drilling is currently in progress at Canavieiras, Joao Belo Sul and Morro do Vento.

3.

Regional exploration is in progress on the major extension to the Serra do Córrego Formation and on the Pindobaçú Outlier area.

4.

Assaying for the program is carried out by Lakefield Geosol, an ISO 9002 laboratory based in Brazil, using fire assay on 50 gram pulps. Check assaying is routinely carried out, by ALS Chemex in Vancouver, on 10% of sample pulps and 5% of sample rejects. Security is maintained at the core logging and sampling facility.

5.

Dr. Bill Pearson, P.Geo. is the Qualified Person as defined under National Instrument 43-101 responsible for the scientific and technical work on the program.

Financial Conditions, Liquidity and Capital Resources

As at November 30, 2003 Desert Sun had cash and equivalents totaling $32.9 million and no debt. The Company has not yet begun production on any of its properties, and therefore does not yet have any cash flow from operations. The principal source of cash for use in operations has been the issue of common shares.

In September 2003 the Company issued 8,115,000 common shares at a price of $1.38 per share for total gross proceeds of $11.2 million pursuant to an underwriting agreement with Sprott Securities Inc., Griffiths McBurney & Partners, Octagon Capital Corporation and Pacific International Securities Inc.

On November 20, 2003 Desert Sun confirmed that it had raised a further $20 million through the issuance of 11,764,707 units at a price of $1.70 per unit. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable at a price of $2.50 for a period of five years. These warrants trade on the Toronto Stock Exchange under the symbol DSM.WT. The underwriting syndicate for the offering was led by Sprott Securities Inc. and included Griffiths McBurney & Partners and CIBC World Markets Inc.

The proceeds from these offerings are being used to fund the development of the Jacobina project in Brazil and for working capital purposes.

Accounting Standards

Desert Sun follows Canadian generally accepted accounting policies. In line with accepted industry practice, the Company has adopted the policy of deferring property specific acquisition and exploration costs. Deferred costs relating to properties that are relinquished, or where continued exploration is deemed inappropriate are written off in the year such assessment is made. If Desert Sun adopted a policy of expensing all exploration costs, the Company’s asset base, shareholders’ equity, and loss from operations would be materially different.

Effective September 1, 2002, Desert Sun adopted the new CICA standard for accounting for stock-based compensation. Desert Sun applied the pro forma disclosure provisions of the new standard to options granted to directors, officers and employees on or after September 1, 2002, and applied the fair value method for options granted as compensation for services rendered to the Company other than in the course of employment. For options granted in fiscal years beginning on or after January 1, 2004 the CICA Handbook now requires that compensation for option awards to employees be recognized in the financial statements at fair value. The Company, as permitted by CICA Handbook Section 3870, has adopted this section prospectively for new option awards granted on or after September 1, 2003. Accordingly, a fair value compensation expense would have been recorded for the three months ended November 30, 2003 for awards granted in this period, but for the fact that the options only vested upon receipt of shareholder approval for the revised stock option plan, on January 21, 2004 (see note 6(b) to the financial statements).

Outlook

Proceeding in line with the recommendations of the Feasibility Study, Desert Sun’s short term plans comprise the expansion, refurbishment and re-commissioning of the existing plant at the Jacobina Mine to process 4,200 tonnes per day or 1,512,000 tonnes per annum, with mill feed being sourced from the Joao Belo (3,000 tonnes per day), Basal Reef (Itapicuru – 800 tonnes per day) and Serra do Córrego mining areas (400 tonnes per day). Joao Belo and Basal Reef were previously mined, whereas the Serra do Córrego is a new planned mining area outlined by the current exploration program. The Company is currently implementing the feasibility study according to the schedule developed by SNC-Lavalin which anticipates milling at full production rate in early 2005.

Forward-looking Statements

The Quarterly Report, including this MD&A, contains certain forward-looking statements related to, among other things, expected future events and the financial and operating results of the Company. Forward-looking statements are subject to inherent risks and uncertainties including, but not limited to, market and general economic conditions, changes in regulatory environments affecting the Company’s business and the availability and terms of financing. Other risks are outlined in the Uncertainties and Risk Factors section of the Management’s Discussion & Analysis for the year ended August 31, 2003. Consequently, actual results and events may differ materially from those included in, contemplated or implied by such forward looking statements for a variety of reasons.

Stephen Woodhead

Chief Financial Officer

January 28, 2004

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Desert Sun Mining Corp. -- SEC File No. 000-29610

(Registrant)

Date: February 6, 2004       By /s/ Stan Bharti_______________________________

                                    Stan Bharti, President/CEO/Director